

2008 Annual Report

A lasting effect on our world ...



BUCYRUS®

Reliability at work






BUCYRUS
495HR





TABLE OF CONTENTS

Bucyrus is committed to improving environmental and safety performance through minimizing air and water emissions and reducing waste. We will control and eliminate, where possible, any source of hazards, hazardous materials and emissions involved in manufacturing and support processes.



☆ Bucyrus Headquarters
○ Manufacturing Facility
○ Sales/Service Facility

Founded in 1880, Bucyrus is known worldwide for its design and manufacture of large excavation machinery used in mining. In 2008, we expanded both our product offerings and facilities to meet the growing demand of customers across the spectrum of global mining operations. Our extensive product line includes draglines, electric mining shovels, rotary blasthole drills, longwall systems, room & pillar machinery and belt systems. Aftermarket products and services include replacement parts, maintenance, technical advice, structural and mechanical engineering, repairs, rebuilds, refurbishments and upgrades. We also offer complete equipment management under long-term MARC® programs. Sales are generated directly through internal as well as independent sales representatives. Headquartered in South Milwaukee, Wisconsin, U.S.A., Bucyrus has a network of global subsidiaries and regional offices strategically based amid the world's primary mining areas.


BUCYRUS

Dear Fellow Stockholders,

You will notice that we have prominently displayed our connection with the environment in this year's annual report. While many believe the mining industry is not in harmony with our environment, nothing could be further from the truth. As global climate change continues to be a prominent subject of debate, it is important that our stockholders understand that Bucyrus and our industry are strongly committed to environmental stewardship.

Coal is the most plentiful, reliable and cost-effective source of energy on Earth. An estimated two-thirds of our revenue is derived by supplying machines, parts and service to the worldwide coal industry. Approximately $18 billion of our over $27 billion installed base of machinery is employed in coal mining. Seventy-seven countries around the world have coal reserves that can be used to generate electricity or to export it to other countries for power generation. Considering that nearly half of all electrical power generation in the world is derived from coal, it is easy to recognize the strategic importance of this fuel source.

As a result of the broad use of coal as a power source, clean coal technologies are the key to harmonizing the cost-effective use of our abundant worldwide coal resources and a cleaner environment. Although the technology to gasify and liquefy coal has been in existence for decades, it is important that a global policy be established to provide for the capture and sequestration of carbon dioxide, a bi-product of burning or gasifying coal. Carbon dioxide sequestration has been used successfully in the revitalization of depleted oil reserves around the world. It is equally important that we also capture hydrogen, another bi-product of coal gasification, which can be used as another fuel source. Refining methods for the capture of carbon dioxide and hydrogen will lead us to not only more effectively utilize existing oil reserves, but also to develop new sources of energy like hydrogen. We need to advance the commercialization of these processes with the attendant benefit of a cleaner environment.

By placing more emphasis on the development and implementation of these clean coal technologies, our world will be assured of a plentiful supply of cost-effective and environmentally friendly electricity for decades to come.

THE YEAR IN REVIEW

Our company enjoyed yet another record year in 2008. As we continued our strong revenue and earnings growth, we were also gratified by the many accolades that we received this year from independent observers. In May, we were recognized by *IndustryWeek* magazine as among the top 50 best public manufacturing companies. In September, we were listed by *Fortune* magazine as 4th in its list of the 100 fastest growing companies and, in October, Robert W. Baird & Co. announced Bucyrus as the winner of its Management Excellence Award. All of these accolades, coupled with an upgrade in our credit rating by Standard & Poor's and Moody's, two featured appearances on CNBC's "Mad Money," an economic summit held at our South Milwaukee manufacturing facility by then presidential hopeful Senator John McCain, and the "Bucyrus Day" proclamation by the governor of Wisconsin on the occasion of the commemoration of our expanded and renovated South Milwaukee campus, all made for a very memorable year.

FINANCIAL PERFORMANCE

Our record 2008 financial performance was highlighted by an overall revenue increase of 55% while our EBITDA increased by 93% from 2007. Our year-end backlog was $2.5 billion or nearly 75% more than at the end of 2007. We made great strides integrating our new underground segment this year and now both surface and underground segments are achieving superior financial performance. We are focused on continuing that trend in 2009.

MARKET OVERVIEW

There is no question that 2008 was a tale of two distinctly different economic markets. The collapse of the international economy in the fourth quarter posed new challenges for virtually every company around the globe. Although the year was no less challenging in many respects for us, there are distinct differences between Bucyrus and other companies that supply machinery to the commodities markets.

In general, the commodities markets tend to be countercyclical. When the overall economy is faltering, commodities tend to do well and vice versa. Additionally, when there is a change in commodities pricing, we are usually one of the last companies to be affected one way or another. Typically, we tend to lag behind an upsurge or a downturn in the commodities markets by up to two years.

A good example of this tendency could be seen in our 2008 financial performance. Despite a significant drop in commodities prices during the later half of the year, we nearly doubled our backlog between year-end 2007 and year-end 2008 with significant new bookings occurring in the third and fourth quarters of the year. Certainly these were the two quarters when most companies, including prominent machinery suppliers to the mining industry, were having a number of orders either cancelled or delayed.

We are also somewhat unique from other machinery suppliers in that, historically, we rarely have experienced customer cancellations or delays in our machinery or parts orders. First, what we do is very special and it tends to be specialized for a specific mine site application. Secondly, we often require progress payments for our equipment based on the capital intensive nature of our machines and these payments act as a natural deterrent to cancellations or delays. Finally, in developing and emerging countries, we usually require that machine orders be covered by letters of credit guaranteeing the payment of the customer's order. These factors add up to provide us with a relative level of predictability as it relates to our stated backlog.

2009 AND BEYOND

Reviewing the macroeconomic trends, we are hopeful that the recent commodities markets corrections will be relatively short lived. We believe that China and other developing countries will continue to have the most important long-term effect on the commodities markets. The continuing urbanization and industrialization of China, although slowed by the recent downturn in the international economy, we anticipate will ultimately continue longer term. Perhaps more importantly, there does not appear to be any slowdown within China in establishing much needed internal infrastructure such as power plants, roads and rail construction to accommodate future urbanization and industrialization. As a result, we also expect commodities demand could return to prior levels in the not-too-distant future, which should have a positive effect on pricing and capital expenditures by commodity producers. Our balance sheet is in good shape and we believe we are positioned well for recovery in the commodities markets.

BUCYRUS AND THE ENVIRONMENT

So what are we specifically doing to create a cleaner environment for our future? As a direct result of our $200 million refurbishment of our facility in South Milwaukee, we have substantially increased our energy efficiencies through the application of modern insulating materials as well as the application of new energy efficient office equipment, appliances and lighting. In addition, by recycling and employing new conservation methods and more modern equipment, we have effectively reduced our water consumption by more than 25%. At our Milwaukee and South Milwaukee facilities we have increased our annual recycling efforts to the following levels:

- 23.5 million pounds of scrap steel
- 69,000 gallons of oil and coolant
- 982 tons of wood
- 1,500 lamps of recycled glass
- 43,000 gallons per day of captured and recycled water

These are only a few specific examples of the green initiatives that Bucyrus pursues on a daily basis at all of our locations around the world. At Bucyrus and in the worldwide mining industry, we are dedicated to being good stewards of the environment. It is our intention to be an integral leader in creating, sustaining and enhancing a safe and environmentally friendly industry. We trust that this is important to you, our stockholders, as well.

TIMOTHY W. SULLIVAN
President and Chief Executive Officer

BUCYRUS®
Reliability at work



BOARD OF DIRECTORS
BACK ROW: (left to right)
Edward G. Nelson,
Robert L. Purdum, Gene E. Little,
Robert C. Scharp, Paul W. Jones,
Robert K. Ortberg
SEATED: (left to right)
Theodore C. Rogers,
Timothy W. Sullivan

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

Theodore C. Rogers is an officer and director of American Industrial Partners and has been a director of Bucyrus since 1997. Mr. Rogers has served as our chairman of the board since 2004.

Paul W. Jones is chairman of the Compensation Committee, the chairman, president and chief executive officer of A.O. Smith Corp. and has been a director of Bucyrus since July 2006.

Gene E. Little is the chairman of the Audit Committee, a director and member of the Audit Committee of Huntington Bancshares Inc. and has been a director of Bucyrus since 2004.

Robert K. Ortberg is executive vice president and chief operating officer of Rockwell Collins Commercial Systems. Mr. Ortberg has been a director of Bucyrus since July 2008.

Edward G. Nelson is the chairman of the Nominating & Corporate Governance Committee, president and chairman of the board of Nelson Capital Corp. and has been a director of Bucyrus since 2004.

Robert L. Purdum is a director and partner of American Industrial Partners and has been a director of Bucyrus since 1997.

Robert C. Scharp serves as chairman of Shell Canada's Mining Advisory Council, is director of Foundation Coal Holdings, Inc. and has been a director of Bucyrus since July 2005.

Timothy W. Sullivan is the president and chief executive officer and has been a director of Bucyrus since 2000.

EXECUTIVE MANAGEMENT
Timothy W. Sullivan - President and Chief Executive Officer
Craig R. Mackus - Chief Financial Officer and Secretary
John F. Bosbous - Treasurer
Kenneth W. Krueger - Chief Operating Officer
Luis de Leon - Chief Operating Officer
William S. Tate - Executive Vice President

Note:
Robert W. Korthals Bucyrus director 2004 – mid-2008.
Ronald A. Crutcher Bucyrus director 2004 – mid-2008.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2008	2007	2006
Sales	$2,505,838	$1,613,391	$738,050
Net earnings	$233,315	$136,134	$70,344
Net earnings per share			
Basic	$3.14	$1.94	$1.12
Diluted	$3.10	$1.93	$1.12
Total assets	$2,552,651	$2,068,212	$600,712
Total debt	$571,046	$536,069	$82,597
Stockholders' investment	$949,508	$810,850	$295,996
Common shares outstanding	74,862,066	74,827,474	63,154,334
Closing common stock price	$18.52	$49.70	$25.88


2008 TOTAL SALES BY PRODUCT
Aftermarket
46%
Machines
54%


SALES
(US$ in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$454
$575
$738
$1,613
$2,505
2004
2005
2006
2007
2008


BOOKINGS
(US$ in millions)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$657
$797
$974
$1,719
$3,567
2004
2005
2006
2007
2008


2008 MACHINE SALES BY COMMODITY
Gold 3%
Other 1%
Oil Sands
7%
Iron Ore
9%
Copper
15%
Coal 65%


2008 TOTAL SALES BY REGION
Other
2%
China
3%
Africa
5%
Australia /
Asia Pacific
12%
South
America
19%
Europe &
Russia
22%
North
America
37%


TOTAL BACKLOG
(US$ in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$436
$659
$895
$1,441
$2,502
2004
2005
2006
2007
2008

Note: Bucyrus acquired DBT GmbH in May 2007.



From humble beginnings to a globally known innovator, Bucyrus continues to expand its capabilities, including our facility in Houston, Pennsylvania.





The ingenuity and determination that shaped Bucyrus' rich history has transformed our world headquarters into an extraordinary, modernized manufacturing campus in South Milwaukee, Wisconsin.



History in the making as Bucyrus achieves tremendous sales in 2008. **In our 128th year,** we continue expanding our products and facilities to reinforce our position as a global leader and innovator.



As demand for high-quality equipment that reduces costs and increases efficiency and safety increased, we essentially completed a multi-million dollar, multi-phase upgrade of the facilities at our headquarters in South Milwaukee, Wisconsin. There, the Bucyrus Museum reveals our lasting legacy as a leader in the mining industry. Visitors now have a unique opportunity to venture through new and renovated facilities where Panama Canal shovels were once built and where the world's largest excavators of their kind are manufactured today.

Our modernized facilities also include hundreds of thousands of square footage for fabricating and manufacturing, a raw materials laydown storage area, additional assembly area space, warehouse space, machining areas, additional outside storage and a leasing facility for large weldments. We have expanded our operations in Indiana, Texas, Wyoming, Australia, China, India and South Africa. All will strengthen our position in the mining world during this historic period of industrial growth and global change.





Groundbreaking technology drives our company, both in our daily work lives and in the equipment we manufacture: **the most productive, safe and reliable mining machines** available today.



Innovation. High productivity. Continuous improvement. These are the drivers behind Bucyrus Edge Technologies, delivering operational improvements that boost our customers' bottom line. Bucyrus continues to deliver leading-edge technology and solutions to improve mine productivity and lower our customers' cost per ton. We also seek improved machine performance, higher reliability and expanded services that maximize the productivity of our machines.




BUCYRUS
495HF

Constantly improving and innovating, Bucyrus enables its customers to succeed in the harshest environments with equipment such as our hydraulic crowd shovel (left). The Bucyrus longwall plow holds a remarkable 100 percent of market share, and our drills represent more than half of the world's large blasthole drill population.

In 2008, we gave our customers a competitive edge through significant innovations. We introduced our new hydraulic crowd mechanism as a standard offering on Bucyrus shovels. This was an industry changing development, not merely transitional, as the last revolutionary front-end design change on an electric mining shovel occurred in 1935.

Collaborating with Siemens, we designed the groundbreaking D^3 (Direct Drive for Draglines) System. By rethinking the dragline's drive systems, we have aimed to increase productivity, reduce downtime and maintenance costs, and minimize energy consumption. We also continue our role as a world market leader of large blasthole drills. In longwall mining technology, the Bucyrus name represents state-of-the-art engineering in hydraulic roof supports, automated plow systems, shearers, belt systems and a wide range of automation equipment and roof support carriers.





Reliability at work is central to Bucyrus' lasting success, from the Earth's surface to deep underground.

As we meet extraordinary global demand for our products, we understand the critical importance in maintaining the highest levels of product design and manufacturing. Our customers have come to expect it. In 2008, we demonstrated this commitment by introducing new, reliable products and innovative enhancements and expanded our presence in both surface and underground mining.





Among today's mining equipment manufacturers, Bucyrus excels in product performance and efficiency. Bucyrus draglines operate at the industry's lowest cost per ton, while impressive digging forces and rapid cycle times make our shovels an industry leader in mineral and overburden removal. Our *HydraCrowd™* represents the first new electric loading shovel crowd technology developed in the past 70 years, and offers substantial maintenance savings.

Already an established leader in large blasthole drills, Bucyrus continues to improve on technology and design to offer an extremely reliable, productive and cost effective means of drilling in mining operations.





From surface mining shovels well-known for reliability and operator safety, to underground longwall shearers uniquely designed for high production rates, Bucyrus products handle the world's toughest commodity removal applications.



Bucyrus roof support shields are used worldwide under the most extreme underground mining conditions. They are rigorously tested at our modern in-house facilities to ensure reliability and a long service life.


BUCYRUS
BUCYRUS


BUCYRUS


BUCYRUS



Underground, Bucyrus' design expertise is put to work with longwall equipment, an extensive line of room and pillar products and belt systems used in some of the harshest subterranean environments on Earth. Investment in research and development of these products remains a top priority. It allows us to fuel innovation in the industry while spurring success for Bucyrus, our customers and our investors.

With expertly engineered Bucyrus OEM parts, and an in-depth understanding of equipment applications, we assure that our customers receive high-quality products supported by exemplary aftermarket services. These include mechanical and electrical upgrades, parts programs, customer service and consulting services, all aimed at ensuring the reliability, productivity and safety of our machines.





Clean Coal is a necessity in our world today and in the future. **Bucyrus supports the growth of clean coal technology,** while actively supporting resource reclamation and responsible environmental stewardship.



As the demand for coal-based energy rises and environmental concerns increase, clean coal technologies have become more important. Coal liquefaction, coal gasification and carbon capture and storage will drastically reduce emissions and other pollutants created during the energy creation process. These technologies will create more cost-effective, efficient and clean-burning fuel.

In 2008, coal markets accounted for 65 percent of Bucyrus' machine sales, and that trend is predicted to increase. Bucyrus continues to seek opportunities that lie with all mineral resources (e.g., copper, oil sands, iron ore), wisely holding our doors open for every possible growth advantage.


Bucyrus supports clean coal technologies, which offer greater energy independence and security, economic competitiveness and can help satisfy demands for reduced emissions and cleaner air.



With strong corporate growth comes a continued **responsibility to support the communities** in which we live and operate.

From mentoring programs to community-based health services, Bucyrus demonstrates a solid commitment to social development. We are involved in cultural, educational and social initiatives, such as United Way, that support our employees, customers and other stakeholders and their communities. Bucyrus is also dedicated to providing a safe and environmentally sound working environment for our employees, customers, visitors and neighbors. By seeking growth opportunities for our business, we contribute significantly to job creation and other economic development efforts which benefit our stockholders and customers as well as local and global economies.



2008 ACCOMPLISHMENTS

Bucyrus strives to create a lasting beneficial effect on the world in which we live. 2008 was a very positive year for us. Below are the accomplishments for which we are particularly proud:


Bucyrus International, Inc.
8750

January

- Bucyrus launches new global corporate website, with interactive tools and information that visitors can access efficiently.

February

- President & CEO Tim Sullivan is interviewed by CNBC's Matt Nesto in a report titled *"Industrial Revolution."*
- Bucyrus announces the completion of the expansion of its belt systems operations in Pearlsburg, Virginia.

March

- Bucyrus signs global alliance agreement with Vale, a leading supplier of iron ore, copper, coal and other minerals to the world's global commodity markets.



April

- Arizona senator and then presidential candidate John McCain visits Bucyrus headquarters to take part in an economic summit with two panels of Milwaukee business leaders.

May

- Bucyrus is recognized by *IndustryWeek* magazine as one of the "Top 50 Best Public Manufacturing Companies."

June

- President & CEO Tim Sullivan, makes his first appearance on Jim Cramer's CNBC show *"Mad Money,"* giving his outlook of Bucyrus' operations and the coal market.



July

- Bucyrus hosts a Commemoration Ceremony to rededicate its renovated global headquarters in South Milwaukee. Bucyrus was presented with a gubernatorial proclamation that designated July 25th as Bucyrus International, Inc. Day in the State of Wisconsin.

August

- Bucyrus and United Steelworkers of America, Local No. 8-00002-02, in Houston, Pennsylvania reach a contract agreement to August 22, 2011.


FORTUNE
100 FASTEST-GROWING COMPANIES
Top 100

September

- Bucyrus is listed in *Fortune* magazine as #4 in their 100 Fastest-Growing Companies list.
- Bucyrus unveils its new *HydraCrowd™* shovel at the largest mining industry tradeshow, MINExpo, in Las Vegas, Nevada.



October

- Robert W. Baird announces Bucyrus as the winner of its Management Excellence Award.

November

- Bucyrus announces the signing of a new machine contract with BHP Billiton Mitsubishi Alliance, Australia, for the supply of a new 8750 walking dragline.
- Bucyrus is added to Standard & Poor's MidCap 400 GICS Construction & Farm Machinery & Heavy Trucks Sub-Industry index.

December

- Bucyrus announces the acquisition of OKD, Bastro a.s., an engineering services and manufacturing support company based in the Czech Republic.
- Bucyrus and members of the United Steelworkers of America, Local 1343 employed at the South Milwaukee and Milwaukee facilities extend a contract agreement to April 30, 2013.

CORPORATE HIGHLIGHTS

COMMON STOCK TRADING PRICES
(US$ per share)

2008	High	Low
First Quarter	**$57.00**	**$33.66**
Second Quarter	**$79.50**	**$49.33**
Third Quarter	**$75.99**	**$36.53**
Fourth Quarter	**$44.50**	**$13.66**
2007		
First Quarter	$29.22	$22.32
Second Quarter	$36.60	$25.20
Third Quarter	$39.89	$28.35
Fourth Quarter	$52.18	$35.20
2006		
First Quarter	$24.70	$17.30
Second Quarter	$30.36	$18.87
Third Quarter	$26.71	$19.28
Fourth Quarter	$26.06	$19.94



COMMON STOCKHOLDERS' INVESTMENT
(US$ in thousands)
$137,867
$167,068
$220,900
$295,996
$810,850
$949,508
7/23/04
2004
2005
2006
2007
2008



STOCK CLOSING PRICES
$6.00
$13.55
$17.57
$25.88
$49.70
$18.52
7/23/04 (IPO)
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08

PERFORMANCE INFORMATION



(US$)
1000
900
800
700
600
500
400
300
200
100
0
7/23/04
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08
S&P 500 Stock Index
DJUSHR
Bucyrus International, Inc.

The accompanying graph compares our cumulative total stockholder return with the cumulative total return of the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Commercial Vehicles and Truck Index ("DJUSHR"), which was formerly known as The Dow Jones Heavy Machinery Index. The graph assumes $100 was invested on July 23, 2004, the first trading day following the completion of our initial public offering, and assumes the reinvestment of dividends.

Bucyrus International, Inc.®
Financial Statements

This page intentionally blank.

Bucyrus International, Inc.
Consolidated Statements of Earnings

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per share amounts)		
Sales	$2,505,838	$1,613,391	$738,050
Cost of products sold	1,823,335	1,205,066	551,275
Gross profit	682,503	408,325	186,775
Selling, general and administrative expenses	243,932	185,639	73,138
Research and development expenses	36,550	20,358	10,661
Amortization of intangible assets	19,390	29,181	1,792
Operating earnings	382,631	173,147	101,184
Interest income	(6,206)	—	—
Interest expense	34,768	24,195	3,693
Other income	—	—	(818)
Other expense	3,071	2,394	1,035
Earnings before income taxes	350,998	146,558	97,274
Income tax expense	117,683	10,424	26,930
Net earnings	$233,315	$136,134	$70,344
Net earnings per share data			
Basic:			
Net earnings per share	$3.14	$1.94	$1.12
Weighted average shares	74,350,939	70,014,440	62,529,160
Diluted:			
Net earnings per share	$3.10	$1.93	$1.12
Weighted average shares	75,205,020	70,715,340	63,079,522

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Net earnings	$233,315	$136,134	$70,344
Other comprehensive income:			
Currency translation adjustments	(43,351)	16,811	1,215
Change in minimum pension liability, net of income tax expense of $1,202	—	—	4,626
Change in pension and postretirement unrecognized costs, net of income tax (benefit) expense of ($15,759) and $5,811, respectively	(27,846)	12,034	—
Derivative fair value changes, net of income tax benefit of $13,305 and $5,073, respectively	(23,186)	(7,518)	—
Other comprehensive (loss) income	(94,383)	21,327	5,841
Comprehensive income	$138,932	$157,461	$76,185

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(Dollars in thousands, except per share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$102,396	$61,112
Receivables – net	636,486	416,584
Inventories	616,710	494,425
Deferred income taxes	53,133	33,630
Prepaid expenses and other	26,045	41,038
Total Current Assets	1,434,770	1,046,789
OTHER ASSETS:		
Goodwill	330,211	317,238
Intangible assets – net	230,451	245,836
Other assets	68,823	47,946
Total Other Assets	629,485	611,020
PROPERTY, PLANT AND EQUIPMENT:		
Land	36,795	34,753
Buildings and improvements	251,057	196,339
Machinery and equipment	321,795	290,727
Less accumulated depreciation	(121,251)	(111,416)
Total Property, Plant and Equipment – net	488,396	410,403
TOTAL ASSETS	$2,552,651	$2,068,212

Bucyrus International, Inc.
Consolidated Balance Sheets (continued)

	December 31, 2008	December 31, 2007
	(Dollars in thousands, except per share amounts)	
LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Accounts payable	$229,173	$146,529
Accrued expenses	209,453	149,443
Liabilities to customers on uncompleted contracts and warranties	252,304	158,390
Income taxes	70,091	55,086
Current maturities of long-term debt and short-term obligations	69,291	9,348
Total Current Liabilities	830,312	518,796
LONG-TERM LIABILITIES:		
Deferred income taxes	52,895	50,920
Pension, postretirement benefits and other	218,181	160,925
Total Long-Term Liabilities	271,076	211,845
LONG-TERM DEBT, less current maturities	501,755	526,721
COMMITMENTS AND CONTINGENCIES – Note O		
COMMON STOCKHOLDERS' INVESTMENT:		
Common stock – par value $.01 per share, authorized 200,000,000 shares, issued 75,079,266 and 75,044,674 shares in 2008 and 2007, respectively	751	751
Additional paid-in capital	678,226	670,965
Treasury stock, at cost – 217,200 shares	(851)	(851)
Accumulated earnings	368,340	142,560
Accumulated other comprehensive loss	(96,958)	(2,575)
Total Common Stockholders' Investment	949,508	810,850
TOTAL LIABILITIES AND COMMON STOCKHOLDERS' INVESTMENT	$2,552,651	$2,068,212

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Statements of Common Stockholders' Investment

	Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss
	(Dollars in thousands)					
Balance at January 1, 2006	$207	$289,182	($466)	($851)	($50,963)	($25,209)
Three-for-two stock split	103	(103)	—	—	—	—
Cash in lieu of fractional shares	—	(98)	—	—	—	—
Issuance of common stock (877,682 shares)	4	832	—	—	—	—
Issuance of nonvested common stock (612,150 shares)	3	(3)	—	—	—	—
Income tax benefit from exercised stock options	—	4,353	—	—	—	—
Stock-based compensation expense	—	4,284	—	—	—	—
Reclassification of unearned compensation to additional paid-in-capital upon adoption of SFAS 123(R)	—	(466)	466	—	—	—
Net earnings	—	—	—	—	70,344	—
Dividends declared	—	—	—	—	(5,930)	—
Currency translation adjustments	—	—	—	—	—	1,215
Minimum pension liability adjustment, net of income tax expense of $1,202	—	—	—	—	—	4,626
Adjustment to initially adopt SFAS No. 158, net of income tax benefit of $630 – see Notes K and L	—	—	—	—	—	(4,534)
Balance at December 31, 2006	317	306,981	—	(851)	13,451	(23,902)
Issuance of common stock (10,662,360 shares)	53	335,919	—	—	—	—
Issuance of common stock to purchase DBT (942,952 shares)	5	21,777	—	—	—	—
Income tax benefit from exercised stock options and SARs and vesting of restricted stock	—	265	—	—	—	—
Stock-based compensation expense	—	6,171	—	—	—	—
Board of director's fees paid with stock	—	228	—	—	—	—
Net earnings	—	—	—	—	136,134	—
Dividends declared	—	—	—	—	(6,920)	—
Adoption of FIN 48	—	—	—	—	(105)	—

Bucyrus International, Inc.
Consolidated Statements of Common Stockholders' Investment (continued)

	Common Stock	Additional Paid-In Capital	Unearned Restricted Stock Compensation	Treasury Stock	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss
Currency translation adjustments	—	—	—	—	—	$16,811
Change in pension and postretirement cost, net of income taxes of $5,811	—	—	—	—	—	12,034
Change in fair value of derivative instruments, net of income tax benefit of $5,073	—	—	—	—	—	(7,518)
Balance at December 31, 2007	$375	$671,341	—	($851)	$142,560	(2,575)
Issuance of common stock under employee plans, net of stock redeemed for taxes (75,951 shares)	—	(1,298)	—	—	—	—
Two-for-one stock split	376	(376)	—	—	—	—
Income tax benefit from exercised SARs and vesting of restricted stock	—	1,322	—	—	—	—
Stock-based compensation expense	—	7,056	—	—	—	—
Board of director's fees paid with stock	—	181	—	—	—	—
Net earnings	—	—	—	—	233,315	—
Dividends declared	—	—	—	—	(7,535)	—
Currency translation adjustments	—	—	—	—	—	(43,351)
Change in pension and postretirement cost, net of income tax benefit of $15,759	—	—	—	—	—	(27,846)
Change in fair value of derivative instruments, net of income tax benefit of $13,305	—	—	—	—	—	(23,186)
Balance at December 31, 2008	$751	$678,226	—	($851)	$368,340	($96,958)

See notes to consolidated financial statements.

Bucyrus International, Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$233,315	$136,134	$70,344
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	36,860	25,438	12,892
Amortization	22,461	31,575	2,827
Stock compensation expense	7,056	6,171	4,284
Stock issued in payment of director's fees	181	228	81
Deferred income taxes	(3,069)	(65,548)	275
Loss on disposal of property, plant and equipment	159	532	140
Receipt of government grants for training expenses	—	—	800
Changes in assets and liabilities, excluding effects of acquisitions:			
Receivables	(235,736)	(19,519)	(6,443)
Inventories	(147,629)	(35,696)	(42,433)
Other current assets	14,119	(26,948)	(8,840)
Other assets	(662)	(42,267)	(414)
Current liabilities other than income taxes and current maturities of long-term debt and short-term obligations	207,447	(62,210)	13,848
Income taxes	14,246	50,157	(1,171)
Long-term liabilities other than deferred income taxes	6,107	95,542	4,740
Net cash provided by operating activities	154,855	93,589	50,930
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(112,013)	(96,268)	(71,306)
Proceeds from sale of property, plant and equipment	5,581	1,923	517
Purchases of investments	(5,978)	—	—
Proceeds from sale of investments	6,486	—	—
Acquisition of DBT GmbH	(1,276)	(707,610)	—
Other acquisitions	(22,782)	—	—
DBT GmbH acquisition closing adjustments for liabilities assumed	—	26,549	—
Other	1,745	(58)	186
Net cash used in investing activities	(128,237)	(775,464)	(70,603)

Bucyrus International, Inc.
Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings from (repayments of) revolving credit facilities	$40,027	($63,996)	$15,299
Proceeds from term loan facility	—	825,000	—
Repayment of term loan facility	(5,981)	(326,267)	—
Proceeds from other bank borrowings and long-term debt	9,445	3,481	150
Payments of other bank borrowings and long-term debt	(3,443)	(24,657)	(1,166)
Receipt of government grants for facilities expansion	—	—	2,000
Payment of financing expenses	(528)	(15,678)	(268)
Net proceeds from issuance of common stock	—	336,289	756
Payments under capital lease agreements	(3,188)	—	—
Tax benefit related to share-based payment awards	1,322	265	4,353
Dividends paid	(7,435)	(6,868)	(5,892)
Payment in lieu of fractional shares – stock split	—	—	(98)
Other	—	34	—
Net cash provided by financing activities	30,219	727,603	15,134
Effect of exchange rate changes on cash	(15,553)	5,809	1,663
Net increase (decrease) in cash and cash equivalents	41,284	51,537	(2,876)
Cash and cash equivalents at beginning of year	61,112	9,575	12,451
Cash and cash equivalents at end of year	$102,396	$61,112	$9,575
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$28,304	$23,818	$4,297
Income taxes - net of refunds	$90,582	$39,305	$26,735
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITY:			
Capital expenditures included in accounts payable	$7,416	$621	$3,047

Bucyrus International, Inc.
Consolidated Statements of Cash Flows (continued)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On May 4, 2007, the Company purchased certain assets and assumed certain liabilities of DBT GmbH and in 2008 two minor acquisitions were completed. In conjunction with these acquisitions, liabilities were assumed as follows:

	2008	2007
	(Dollars in thousands)	
Fair value of assets acquired	$45,870	$1,303,989
Cash paid	(22,782)	(694,822)
Fair value of Company common stock issued	—	(21,782)
Acquisition expenses paid or accrued	(640)	(14,601)
Liabilities assumed	$22,448	$572,784

See notes to consolidated condensed financial statements.

Bucyrus International, Inc.
Notes to Consolidated Financial Statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Bucyrus International, Inc. (the "Company") is a Delaware corporation and a leading designer, manufacturer and marketer of high productivity mining equipment. The Company operates in two business segments: surface mining and underground mining. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The major market for the underground mining industry is coal. Most of the Company's surface mining customers are large multinational corporations with operations in the various major surface mining markets throughout the world. Most of the Company's underground mining customers are multinational coal mining corporations but tend to be smaller in size than its surface mining customers. The Company has more customers overall in its underground mining segment than in its surface mining segment. In addition to the manufacture of original equipment, an important part of the Company's business consists of aftermarket sales, such as supplying parts, maintenance and repair services and technical advice, as well as refurbishing and relocating older, installed original equipment. The Company has manufacturing facilities in Australia, China, Germany, Poland and the United States and service and sales centers in Australia, Brazil, Canada, Chile, China, the Czech Republic, England, India, Mexico, Peru, Russia, South Africa and the United States.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions, profits and accounts have been eliminated.

Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Inventories

Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were $0.1 million and $3.3 million at December 31, 2008 and 2007, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") (see Note E). Intangible assets consist primarily of technology, customer relationships, engineering drawings, trademarks, trade names and backlog.

Property, Plant and Equipment

Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from 10 to 40 years for buildings and improvements and three to 17 years for machinery and equipment.

Impairment of Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of property, plant and equipment and intangible assets with finite lives may warrant revision or that the remaining balance of each may not be recoverable. The Company accounts for any impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Financial Instruments

Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable and accrued liabilities approximated fair value at December 31, 2008 and 2007. The fair value of the Company's term loan was approximately $413.1 million at December 31, 2008. The carrying value of the term loan approximated fair value at December 31, 2007.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Stockholders' Investment. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the Consolidated Statements of Earnings. Transaction losses totaled $3.5 million, $2.5 million and $1.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Stockholders' Investment.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to reduce the exchange rate risk of specific foreign currency denominated transactions and manage and preserve the economic value of cash flows in non-functional currencies. The Company has designated substantially all of these contracts as either cash flow hedges or fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company does not use derivative financial instruments for trading or other speculative purposes.

The contractual amounts of the Company's outstanding foreign currency forward contracts, by currency, were as follows:

	December 31,			
	2008		2007	
	Buy	Sell	Buy	Sell
	(Dollars in thousands)			
United States dollar	$25,475	—	$100,116	—
Australian dollar	26,439	$15,415	72,008	—
Brazilian real	—	3,644	—	—
British pounds sterling	13,734	440	—	$4,372
Chilean peso	15,561	2,738	—	—
Czech koruna	4,267	—	—	—
Euro	446,512	3,753	10,713	—
Mexican peso	—	858	—	—
Polish zloty	364	—	18,370	—
South African rand	168	3,860	—	—
	$532,520	$30,708	$201,207	$4,372

Based upon year-end exchange rates, all of the Company's outstanding contracts were recorded at fair value. The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships was $6.8 million, $0.1 million and zero for the years ended December 31, 2008, 2007 and 2006, respectively. The maturity of these instruments generally does not exceed 12 months. The accumulated other comprehensive income (loss), net of tax, related to cash flow hedges was ($13.8) million and $5.6 million at December 31, 2008 and 2007, respectively. The Company estimates that $8.8 million will be reclassified into earnings over the next twelve months. The fair values of all derivatives are recorded as assets or liabilities on a gross basis in the Consolidated Balance Sheets. The gross assets and liabilities related to cash flow hedges were as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Prepaid expenses and other	$5,460	$12,046
Other long-term assets	—	$540
Accrued expenses	$11,096	—
Pension, postretirement benefits and other	$7,652	$419

To manage a portion of its exposure to changes in LIBOR-based interest rates on its variable rate debt, the Company entered into interest rate swap agreements to effectively fix the interest payments on $350.0 million of its term loan. All of the swaps in place at December 31, 2008 have been designated as cash flow hedges of LIBOR-based interest payments. In accordance with SFAS 133, the effective portion of the change in fair value of the derivatives is recorded in accumulated other comprehensive income (loss), while any ineffective portion is recorded as an adjustment to interest expense. The differential paid or received on the interest rate swap is recognized as an adjustment to interest expense. Interest rate swaps in place at December 31, 2008 were as follows (dollars in thousands):

Amount	Interest Rate (1)	Maturity Date
$150,000	4.8800%	May 4, 2010 (2)
$50,000	5.0940%	May 4, 2010
$50,000	2.1750%	January 30, 2012
$50,000	2.4000%	January 28, 2013
$50,000	2.5975%	January 28, 2014

(1) Excludes applicable spread of 1.50%.
(2) This swap, together with a $150 million interest rate swap entered into in 2007, which was terminated in 2008, effectively fixes the interest rate at 4.88%.

The Company is exposed to loss if a counterparty defaults. As of December 31, 2008, the Company has no knowledge of any of counterparty default.

The Company recognized $1.9 million, zero and zero of interest expense for the years ended December 31, 2008, 2007 and 2006, respectively, related to the ineffective portion of its interest rate swaps. The accumulated other comprehensive loss related to interest rate swaps was $7.1 million and $3.3 million at December 31, 2008 and 2007, respectively. The Company estimates that $2.5 million will be reclassified into earnings over the next 12 months which will adjust the interest rate on $150 million of the term loan to 4.88%. The gross assets and liabilities related to interest rate swaps were as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Accrued expenses	$13,191	$5,310

The Company also has cross-currency foreign currency-denominated debt obligations that are designated as hedges of the foreign currency exposure associated with its net investments in non-United States operations. The currency effects of the debt obligations are reflected in other comprehensive income (loss) where they offset translation gains and losses recorded on the Company's net investments in Germany. The Company recognized a gain of $9.6 million and a loss of $4.6 million in other comprehensive income (loss) related to net investment hedges in 2008 and 2007, respectively.

The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

Stock Split

All previously reported net earnings per share and number of shares in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect the three-for-two split of the Company's common stock effective March 29, 2006 and the two-for-one split of the Company's common stock effective May 27, 2008.

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income (loss) in addition to net income (loss). Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss in the Consolidated Statements of Common Stockholders' Investment. Accumulated other comprehensive loss, net of income taxes, was as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Currency translation adjustments	($31,221)	$12,130
Pension and postretirement benefit unrecognized costs	(35,033)	(7,187)
Derivative fair value adjustments	(30,704)	(7,518)
Accumulated other comprehensive loss	($96,958)	($2,575)

Revenue Recognition

Revenue from long-term sales contracts, such as for the manufacture of the Company's original equipment and certain replacement parts, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble the Company's original equipment or replacement parts. The Company measures revenue recognized based on the ratio of actual costs incurred to date in relation to total estimated costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company's consolidated financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for Company personnel to operate the equipment being serviced. Parts consumed and services provided are charged to cost of products sold and sales are calculated and recorded based on the parts and service utilization. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $202.2 million and $86.8 million at December 31, 2008 and 2007, respectively.

Warranty

Sales of the Company's products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplace. The Company records provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience.

Shipping and Handling Fees and Costs

Revenue received from shipping and handling fees is reflected in sales. Shipping fee revenue was insignificant for all periods presented. Shipping and handling costs are included in cost of products sold.

Income Taxes

Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock–Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application method.

Recent Accounting Pronouncements

On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value and expands disclosure about such fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 classifies the inputs used to measure the fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or Inputs other than quoted prices that are observable for the assets or liabilities
Level 3	Unobservable inputs for the assets or liabilities

The Company has determined that its financial assets and liabilities are level 2 in the fair value hierarchy. The Company's financial assets and liabilities that were accounted for at fair value at December 31, 2008 were as follows (dollars in thousands):

Assets:	
Foreign currency exchange contracts (1)	$5,541
Total assets at fair value	$5,541
Liabilities:	
Foreign currency exchange contracts (1)	$23,823
Interest rate swaps (2)	13,191
Total liabilities at fair value	$37,014

(1) Based on observable market transactions of forward currency prices.
(2) Based on observable market transactions of forward LIBOR or EURIBOR rates.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"), which provides revised guidance on how acquirers recognize and measure the consideration transferred, assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired at their fair values as of that date. SFAS 141(R) is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS 141(R) will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivatives and hedging activity and how they effect an entity's financial position. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.

NOTE B – ACQUISITIONS

DBT Acquisition

On May 4, 2007, the Company completed its acquisition of DBT GmbH ("DBT") from RAG Coal International AG. Through the Company's acquisition subsidiary, DBT Holdings GmbH, the Company acquired DBT for $730.8 million, which consisted of $694.8 million in cash, 942,952 shares of the Company's common stock (as adjusted for the two-for-one stock split) with an initial market value of $21.8 million, calculated using the average per share closing price of the Company's common stock from December 13, 2006 through December 20, 2006 (the reasonable period before and after the date the terms of the acquisition were agreed to and announced), and $14.2 million for expenses related to the acquisition The net assets acquired and results of operations since the date of acquisition are included in the Company's consolidated financial statements.

The acquisition of DBT enabled the Company to expand its product portfolio to include underground mining equipment and aftermarket support for that equipment, which enhanced its capability to serve a larger segment of the global mining equipment market. The acquisition also increased the Company's strategic presence in markets that it expects will experience substantial mining growth over the next several years. These factors contributed to a purchase price resulting in the recognition of goodwill. This goodwill is not deductible for income tax purposes.

The acquisition of DBT was accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"). Under purchase accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities assumed based on their respective fair values as of the date of the DBT acquisition. Specifically, deferred tax liabilities were recognized based on the difference between the assigned values and the tax bases of the recognized assets acquired. The principles of purchase accounting require extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values.

The purchase price was determined as follows (dollars in thousands):

Cash	$694,822
Issuance of common shares	21,782
Liabilities assumed	454,383
Deferred tax impact of purchase accounting	122,698
Acquisition expenses	14,177
Total purchase price	$1,307,862

Major categories of liabilities assumed included liabilities to customers on uncompleted contracts of $92.3 million, pension liabilities of $114.0 million, warranty liabilities of $74.8 million and trade accounts payable of $55.9 million.

The allocation of the purchase price was as follows (dollars in thousands):

Current assets	$550,453
Property, plant and equipment	209,000
Intangible assets (including goodwill of $272,949)	519,949
Other long-term assets	28,460
Total purchase price allocation	$1,307,862

Pro Forma Results of Operations

The following unaudited pro forma results of operations assumes that the Company acquired DBT on January 1, 2006 and 2007 and includes the effects of the Company's debt refinancing in 2007 and equity offering (see Note H). The unaudited pro forma results include adjustments to reflect additional interest expense, depreciation expense and amortization of intangibles, as well as the effects of adjustments made to the carrying value of certain assets.

	Years Ended December 31,	
	2007	2006
	(Dollar in thousands, except per share amounts)	
Sales	$1,973,904	$1,933,948
Net earnings	$146,864	$113,687
Net earnings per share:		
Basic	$1.98	$1.53
Diluted	$1.96	$1.52

The unaudited pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition of DBT been effective on January 1, 2006 and 2007 or of the Company's future results of operations. Also, the unaudited pro forma financial information does not reflect the costs that the Company incurred to integrate DBT. These costs have not been material to date and the Company does not expect them to be material in the future.

Finished parts and work in process inventories were adjusted to their estimated fair market value as required by SFAS 141. Finished parts were valued at their estimated selling prices, less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the Company's selling effort, and work in process was valued at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal and (c) a reasonable profit allowance for the completing and selling effort of the Company based on profit for similar finished goods. As this inventory adjustment was directly attributed to the transaction and did not have a continuing impact, it is not reflected in the unaudited pro forma results of operations presented above. However, this inventory adjustment resulted in a charge to cost of products sold in the periods subsequent to the consummation of the acquisition of DBT during which the related inventories were sold. The actual charge for the year ended December 31, 2008 and December 31, 2007 was $12.1 million and $23.3 million, respectively. This inventory adjustment has been fully amortized as of December 31, 2008.

Other Acquisitions

In 2008, the Company completed two acquisitions. Based on the fair value of assets acquired and expected revenues, the Company concluded that they are not material in the aggregate. Consequently, the disclosures required by SFAS 141 are not required for these acquisitions.

NOTE C – RECEIVABLES

Receivables at December 31, 2008 and 2007 included $209.7 million and $161.6 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next 12 months of such dates.

Current receivables were reduced by an allowance for losses of $8.4 million and $8.1 million at December 31, 2008 and 2007, respectively.

NOTE D – INVENTORIES

Inventories consisted of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Raw materials and parts	$103,586	$113,244
Work in process	242,224	132,998
Finished products (primarily replacement parts)	270,900	248,183
	$616,710	$494,425

NOTE E – GOODWILL AND INTANGIBLE ASSETS

In accordance with SFAS 142, goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are not amortized, but are subject to an evaluation for impairment at least annually. Intangible assets with finite lives continue to be amortized over a period of five to 20 years. The Company's annual impairment testing date is December 31. No impairment resulted from the Company's annual impairment testing during 2008, 2007 or 2006.

Intangible assets consisted of the following:

	December 31, 2008			December 31, 2007		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
	(Years)	(Dollars in thousands)		(Years)	(Dollars in thousands)	
Amortized intangible assets:						
Technology	10-12	$115,580	($15,972)	12	$115,000	($6,389)
Customer relationships	20	115,400	(9,333)	20	112,000	(3,733)
Engineering drawings	20	25,500	(14,369)	20	25,500	(13,094)
Backlog	1	8,000	(8,000)	1	8,000	(5,333)
Trademarks	0.7	12,000	(12,000)	0.7	12,000	(12,000)
Other	5 - 20	5,855	(4,646)	5 - 20	5,855	(4,406)
		$282,335	($64,320)		$278,355	($44,955)
Unamortized intangible assets:						
Trademarks/Trade names		$12,436			$12,436	

Changes in the carrying amount of goodwill were as follows:

	Surface Mining	Underground Mining
	(Dollars in thousands)	
Balance at January 1, 2007	$47,306	—
Goodwill acquired during the year	—	$269,932
Balance at December 31, 2007	47,306	269,932
Goodwill acquired during the year	—	12,973
Balance at December 31, 2008	$47,306	$282,905

Amortization expense for finite-lived intangible assets was $19.4 million, $29.2 million and $1.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The estimated future amortization expense of finite-lived intangible assets is as follows (dollars in thousands):

Year	Amount
2009	$16,829
2010	16,829
2011	16,829
2012	16,829
2013	16,829
Future	133,870
	$218,015

NOTE F – ACCRUED EXPENSES

Accrued expenses consisted of the following:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Wages and salaries	$61,880	$55,186
Other	147,573	94,257
	$209,453	$149,443

NOTE G – LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consisted of the following:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Revolving credit facility	$55,157	$15,130
Term loan facility	497,658	509,184
Other	18,231	11,755
	571,046	536,069
Less current maturities of long-term debt and short-term obligations	(69,291)	(9,348)
	$501,755	$526,721

The Company's credit facilities include a secured revolving credit facility of $357.5 million, an unsecured German revolving credit facility of €65.0 million, each of which mature on May 4, 2012, and a term loan facility of $400.0 million plus €75.0 million with a maturity date of May 4, 2014. The entire secured revolving credit facility may be used for letters of credit. The Company classified the entire revolving credit facility balance as current maturities of long-term debt and short-term obligations because it intends to repay the outstanding balance early in 2009.

Borrowings under the secured revolving credit facility bear interest, payable no less frequently than quarterly, at (1) LIBOR plus between 1.25% and 1.75% (based on the Company's total leverage ratio) for United States dollar denominated LIBOR loans, (2) a base rate determined by reference to the greater of the United States prime lending rate and the federal funds rate plus between 0.25% and 0.75% (based on the Company's total leverage ratio) for United States dollar denominated base rate loans and (3) EURIBOR plus between 1.25% and 1.75% (based on the Company's total leverage ratio) for euro denominated loans. The interest rates under the secured revolving credit facility are subject to change based on the Company's total leverage ratio. The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR plus 1.75%. Under each revolving credit facility, the Company has agreed to pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio, and when applicable, customary letter of credit fees. Borrowings under the term loan facility bear interest, payable no less frequently than quarterly, at (a) LIBOR plus 1.50% for United States dollar denominated LIBOR loans, (2) the base rate plus 0.50% for United States dollar denominated base rate loans and (3) EURIBOR plus 1.75% for euro denominated loans.

At December 31, 2008, the Company had borrowings under its secured revolving credit facility of $55.2 million at a weighted average interest rate of 3.5%. The amount potentially available for borrowings under its secured revolving credit facility at December 31, 2008 was $176.5 million, after taking into account $125.8 million of issued letters of credit. The amount potentially available for borrowings under its unsecured German credit facility at December 31, 2008 was $58.4 million (€41.8 million), after taking into account $32.4 million (€23.2 million), of issued letters of credit. At December 31, 2008, the Company had borrowings under its term loan facility of $497.7 million ($395.0 million plus €74.1 million) at a weighted average interest rate of 5.2%. To manage a portion of its exposure to changes in LIBOR-based interest rates, the Company entered into five interest rate swap agreements that effectively fix the interest payments on $350.0 million of outstanding borrowings under its term loan facility at a weighted average interest rate of 3.8%, plus the applicable spread.

The Company's obligations under its credit facilities are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries. In addition, the Company's obligations under its secured revolving credit facility and its term loan facility are secured by a security interest in substantially all of its consolidated tangible and intangible domestic assets (subject to certain exceptions), as well as 100% of the outstanding capital stock of its domestic subsidiaries and 65% of the voting stock and 100% of the non-voting stock of certain of its first-tier foreign subsidiaries.

The Company's credit facilities contain operating and financial covenants that, among other things, could limit the Company's ability to obtain additional sources of capital. The financial covenants require the Company to maintain a total leverage ratio, calculated on a trailing four-quarters basis, of not more than 4.0 to 1.0 through the end of the quarter ending December 31, 2008 and not more than 3.5 to 1.0 for each measurement period thereafter. The total leverage ratio is calculated as the ratio of consolidated indebtedness (which is net of cash) to consolidated operating profit (which excludes, among other things, certain non-cash charges, as discussed more fully in the credit facilities). At December 31, 2008, the Company was in compliance with all covenants and other requirements under its credit facilities.

For the year ended December 31, 2008, the average revolving credit facility borrowings under the Company's credit agreements were $17.9 million at a weighted average interest rate of 3.9% and the maximum borrowing outstanding was $101.0 million. For the year ended December 31, 2007, the average borrowings under the revolving portion of the Company's credit agreement 2007 were $48.3 million at a weighted average interest rate of 6.6% and the maximum borrowing outstanding was $114.5 million.

At December 31, 2008 and 2007, there were $218.3 million and $176.1 million, respectively, of standby letters of credit outstanding under all of the Company's bank facilities.

Maturities of long-term debt and short-term obligations for each of the next five years are as follows (dollars in thousands):

Year	Amount
2009	$69,291
2010	$6,408
2011	$6,302
2012	$5,910
2013	$5,467

NOTE H – COMMON STOCKHOLDERS' INVESTMENT

On April 24, 2008, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation to eliminate all references to Class B common stock and rename the Company's Class A common stock as "common stock".

On April 30, 2008, the Company's stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 75 million to 200 million. Also on April 30, 2008, the Company announced a two-for-one split of its common stock in the form of a 100% stock dividend. The stock dividend was paid on May 27, 2008 to stockholders of record on May 13, 2008 and the Company's common stock began trading on a split-adjusted basis on May 28, 2008. All previously reported net earnings per share and number of shares in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect this stock split.

At December 31, 2008, the Company's issued and outstanding shares consist only of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted on by the Company's common stockholders.

On August 2, 2007, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock. The dividend was payable upon the close of business on September 3, 2007 to the stockholders of record upon the close of business on August 16, 2007. In connection with the May 2008 two-for-one split of the Company's common stock, the Company's Board of Directors resolved, in accordance with the terms of the Rights Agreement, that each share of the Company's common stock will trade with one-half Right (rather than one full Right). Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $200.00 per one one-hundredth of a share, subject to adjustment. The Rights are not exercisable unless certain change in control events occur, such as a person or group acquiring or obtaining the right to acquire beneficial ownership of 15% or more of the Company's outstanding common stock. The Rights will expire on August 2, 2017 unless the Rights are earlier redeemed or exchanged by the Company in accordance with the terms of the Rights Agreement.

On May 15, 2007, the Company sold 10,612,200 shares of its common stock in an underwritten public offering at a price to the public of $33.18 per share, from which it received net proceeds of $336.1 million. The Company used the net proceeds from this equity offering to repay a portion of its new term loan facility used to initially finance the acquisition of DBT.

NOTE I – STOCK-BASED COMPENSATION

At December 31, 2008, the Company had 4,183,391 shares of its common stock available for awards under the Bucyrus International, Inc. Omnibus Incentive Plan 2007 ("2007 Plan") (formerly the Bucyrus International, Inc. 2004 Equity Incentive Plan). The 2007 Plan expires on the tenth anniversary of its effective date, unless terminated earlier by the Company's Board of Directors. The 2007 Plan provides for the grant of equity based awards, including restricted (or nonvested) stock, restricted stock units, stock options, stock appreciation rights ("SARs"), and other equity based awards to the Company's directors, officers, and other employees, advisors and consultants and those of the Company's subsidiaries who are selected by the Compensation Committee of the Company's Board of Directors for participation in the 2007 Plan. Also as of December 31, 2008, the Company had 492,000 shares of its common stock available for future grants under the 1998 Management Stock Option Plan. The Compensation Committee of the Company's Board of Directors determines all of the terms and conditions of awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals.

The Company recognizes compensation expense for nonvested shares, SAR's and stock options over the requisite service period for vesting of the award. Total stock-based compensation expense included in the Company's Consolidated Statements of Earnings was $7.1 million, $6.2 million and $4.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Nonvested Shares – The Company granted nonvested shares to certain employees in 2008, 2007 and 2006. The nonvested shares granted in 2008 fully cliff vest on December 31, 2011 and the nonvested shares granted in 2007 fully cliff vest on December 31, 2010. The nonvested shares granted in 2006 fully cliff vest on December 31, 2009, although the vesting period may be accelerated based on the attainment of certain defined annual financial goals of the Company. The Company did attain these goals for the years ended December 31, 2008, 2007 and 2006 and 25% of the shares fully vested in each of those years. Compensation expense related to nonvested shares was $2.8 million, $2.7 million and $2.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Nonvested share activity was as follows:

	2008		2007		2006	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	391,262	$21.46	396,300	$20.20	68,400	$10.00
Granted	58,100	$50.66	90,050	$27.45	437,100	$21.37
Forfeited	(12,100)	$29.25	(1,200)	$34.19	(97,800)	$19.50
Vested	(230,574)	$19.32	(93,888)	$21.72	(11,400)	$10.00
Nonvested at December 31	206,688	$31.59	391,262	$21.46	396,300	$20.20

At December 31, 2008, there was $4.7 million of unrecognized compensation expense related to nonvested share grants. This cost is expected to be recognized over a weighted-average period of 1.9 years. The grant date fair value was based on the fair market value of the Company's common stock on the date of grant. At December 31, 2008, the Company expects approximately 188,000 shares to vest and these shares had an aggregate intrinsic value of $3.5 million and a weighted-average remaining contractual term of 1.8 years. The total fair value of shares vested during 2008, 2007 and 2006 was $8.4 million, $4.4 million and $0.3 million, respectively.

Premium Nonvested Shares – In 2006, the Company granted premium nonvested shares to certain employees. These shares partially vest if specific performance levels are attained by the Company. Any premium nonvested shares credited to employees will fully cliff vest on December 31, 2009, provided the employee remains employed by the Company until such date. The Company did attain the specific performance levels for the years ended December 31, 2008, 2007 and 2006, which has resulted in the partial vesting of 75% of the premium nonvested shares. Compensation expense related to premium nonvested shares was $0.5 million, $0.6 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Premium nonvested share activity was as follows:

	2008		2007		2006	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1	187,774	$21.72	175,050	$21.54	—	—
Granted	—	—	12,724	$24.23	218,550	$21.37
Forfeited	(9,276)	$23.89	—	—	(43,500)	$20.68
Vested	—	—	—	—	—	—
Nonvested at December 31	178,498	$21.61	187,774	$21.72	175,050	$21.54

At December 31, 2008, there was $0.5 million of unrecognized compensation expense related to premium nonvested share grants. This cost is expected to be recognized in 2009. The grant date fair value was based on the fair market value of the Company's common stock on the date of grant. At December 31, 2008, the Company expected 178,498 shares to vest and these shares had an aggregate intrinsic value of $3.3 million and a weighted-average remaining contractual life of one year.

SARs – The Company granted SARs to certain employees in 2008, 2007 and 2006. The SARs vest incrementally and can be settled in shares only. Compensation expense related to SAR's granted to certain employees in 2008, 2007 and 2006 was $3.8 million, $2.9 million and $1.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

SAR activity was as follows:

	2008		2007		2006	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1	1,004,950	$11.59	700,200	$10.68	—	—
Granted	277,150	$23.51	316,300	$13.68	874,200	$10.60
Forfeited	(40,680)	$14.64	(4,800)	$16.79	(174,000)	$10.26
Exercised	(33,880)	$12.35	(6,750)	$11.93	—	—
Outstanding at December 31	1,207,540	$14.20	1,004,950	$11.59	700,200	$10.68
Vested and exercisable at December 31	407,565	$11.72	68,360	$10.65	—	—

At December 31, 2008, there was $7.8 million of unrecognized compensation expense related to SARs that are vested or expect to vest. This cost is expected to be recognized over a weighted-average period of 2.3 years. The grant date fair value of the SARs was calculated using the Black-Sholes pricing model. The assumptions used in this model were as follows:

	2008	2007	2006
Risk-free interest rate	3.49%	4.66%	4.37%
Expected volatility	42.00%	42.00%	43.25%
Expected life	6.5 years	7 years	7 years
Dividend yield	.19%	.41%	.43%

The risk-free interest rate was based on the United States Government Treasury strips rate on the date of grant and with a maturity equal to the expected life of the SARs. The expected stock price volatility was based on the historical activity of the Company's common stock. The expected life was calculated using the simplified method for "plain-vanilla" issuances. The expected dividend yield was based on the annual dividends that have been paid on the Company's common stock. At December 31, 2008, the Company expected approximately 1,122,000 of the outstanding SARs to vest and these SARs had no intrinsic value and a weighted-average remaining contractual life of 7.8 years

Stock Options – There was no compensation expense related to stock options for the years ended December 31, 2008, 2007 and 2006.

Stock option activity was as follows:

	2008		2007		2006	
	Options	Weighted Average Grant Date Fair Value	Options	Weighted Average Grant Date Fair Value	Options	Weighted Average Grant Date Fair Value
Options outstanding at January 1	—	—	19,200	$8.33	893,172	$1.87
Options granted	—	—	—	—	—	—
Options forfeited	—	—	—	—	—	—
Options exercised	—	—	(19,200)	$8.33	(873,972)	$1.73
Options outstanding at December 31	—	—	—	—	19,200	$8.33
Options exercisable at December 31	—	—	—	—	19,200	$8.33

Net cash proceeds from the exercise of stock options was $0.1 million and $0.8 million for the years ended December 31, 2007 and 2006, respectively. The income tax benefit realized from these exercises was $0.1 million and $4.4 million for the years ended December 31, 2007 and 2006, respectively.

NOTE J – INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
United States	$192,089	$72,015	$62,547
Foreign	158,909	74,543	34,727
Total	$350,998	$146,558	$97,274

The provision for income tax expense consisted of the following:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Foreign income taxes:			
Current	$50,447	$46,162	$12,454
Deferred	(3,273)	(36,586)	(1,478)
Total	47,174	9,576	10,976
Federal income taxes:			
Current	66,220	27,205	11,729
Deferred	238	(26,739)	3,538
Total	66,458	466	15,267
Other (state and local taxes):			
Current	4,085	2,605	2,472
Deferred	(34)	(2,223)	(1,785)
Total	4,051	382	687
Total income tax expense	$117,683	$10,424	$26,930

Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings before income taxes as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Tax expense at federal statutory rate	$122,849	$51,296	$34,046
Impact of foreign subsidiary income and tax rates	(9,462)	(14,955)	(1,503)
Tax impact of repatriation of non-United States earnings and foreign tax credits	—	(18,725)	(4,308)
Deferred impact of statutory tax rate change	187	(12,244)	—
Uncertain tax benefits	6,521	891	—
Other items	(2,412)	4,161	(1,306)
Total income tax expense	$117,683	$10,424	$26,930

Significant components of deferred tax assets and deferred tax liabilities were as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Deferred tax assets:		
Postretirement benefits	$6,991	$6,637
Pension benefits	27,791	27,600
Accrued and other liabilities	19,482	14,291
Tax loss carry forward	11,340	15,895
Foreign tax credit carry forward	18,108	26,029
Unrealized losses on foreign currency and derivative financial instruments	20,075	—
Other items	5,658	4,503
	109,445	94,955
Less valuation allowance	(7,163)	(9,959)
Total deferred tax assets	102,282	84,996
Deferred tax liabilities:		
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(104,359)	(110,497)
Unrealized gains on foreign currency and derivative financial instruments	—	(5,073)
Contract related expenses	(7,439)	(6,618)
Total deferred tax liabilities	(111,798)	(122,188)
Net deferred tax liability	($9,516)	($37,192)

The classification of the net deferred tax liability was as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Current deferred tax assets	$53,133	$33,630
Long-term deferred tax assets	13,227	3,498
Current deferred tax liabilities	(22,981)	(23,400)
Long-term deferred tax liabilities	(52,895)	(50,920)
Net deferred tax liability	($9,516)	($37,192)

The long-term deferred tax asset is included in other assets and the current deferred tax liability is included in income taxes in the Consolidated Balance Sheets.

A valuation allowance must be used to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Currently, the Company has valuation allowances established for United States state net operating loss ("NOL") carryforwards and United Kingdom deferred tax assets. A summary of the valuation allowance was as follows:

	Balance at Beginning of Year	Additions - Allowance Established	Deductions - Allowance Reversal	Balance at End of Year
	(Dollars in thousands)			
Year ended December 31, 2006	$3,711	—	$944	$2,767
Year ended December 31, 2007	$2,767	$7,550	$358	$9,959
Year ended December 31, 2008	$9,959	—	$2,796	$7,163

At December 31, 2008, the Company had $40.0 million of state NOL carryforwards, which expire in the years 2009 through 2019, available to offset future state taxable income in various states.

Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested and on which United States income taxes have not been provided by the Company amounted to approximately $269.0 million at December 31, 2008. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective United States income tax rates and foreign withholding taxes, additional taxes could be incurred.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a net decrease to accumulated earnings of $0.1 million.

Changes in unrecognized tax benefits were as follows:

	2008	2007
	(Dollars in thousands)	
Balance at January 1	$1,574	$721
Gross increases related to prior period tax positions	10,970	—
Gross increases related to current period tax positions	5,368	643
Gross increases related to prior period of acquired companies	203	46
Foreign currency translation	(138)	164
Balance at December 31	$17,977	$1,574

On January 1, 2007, subsequent to the adoption of FIN 48, the Company had a reserve of $0.7 million for unrecognized tax benefits, $0.3 million of which would impact its effective tax rate if recognized. At December 31, 2008, the Company had $18.0 million of unrecognized tax benefits, $4.9 million of which would impact its effective tax rate if recognized. At December 31, 2007, the Company had $1.6 million of unrecognized tax benefits, $1.1 million of which would impact its effective tax rate if recognized. The Company reasonably estimates that the gross amount of unrecognized tax benefits for prior period tax positions will decrease by approximately $2.6 million in the next 12 months due to the close of an open tax year. The estimated decrease in the reserve relates primarily to uncertain tax positions concerning intercompany transactions. However, the Company cannot reasonably estimate the change in the reserve for unrecognized tax benefits due to tax positions expected to be taken during 2009.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. During the years ended December 31, 2008 and December 31, 2007, the Company recognized expense for interest and penalties of approximately $2.8 million and $0.1 million, respectively. The Company has provided for approximately $3.1 million and $0.4 million of accrued interest and penalties related to unrecognized tax benefits at December 31, 2008 and 2007, respectively.

The Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction and in various state and foreign jurisdictions. Open tax years related to United States state jurisdictions remain subject to examination but are not considered material. The Company is subject to income tax examinations by tax authorities in the major jurisdictions as follows:

Tax Jurisdiction	Years Open to Audit
United States Federal	1990, 1991, 1992, 2005, 2006, 2007, 2008
Australia	2004 through 2008
Brazil	2004 through 2008
Canada	1998 through 2008
Chile	2006 through 2008
Germany	2004 through 2008
South Africa	2006 through 2008

NOTE K – PENSION AND RETIREMENT PLANS

The Company has several pension and retirement plans covering certain of its employees in the United States and Europe. All plans have a measurement date of December 31.

The Bucyrus International, Inc. Supplemental Executive Retirement Plan ("SERP") provides an allocation to the Company's senior management equal to the amount that cannot be allocated to such employees under the Company's cash balance pension plan due to the Internal Revenue Service-imposed annual compensation limits. Benefits are to be paid under the SERP upon the employee's separation from service in a lump sum or in five or 10 annual installments, as the participating employee elects.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), on December 31, 2006. SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet.

The Company's defined benefit pension and retirement plans' funded status and amounts recognized in the consolidated financial statements at December 31, 2008 and 2007 was as follows:

	United States Plans		Non-United States Plans	
	2008	2007	2008	2007
	(Dollars in thousands)			
Change in projected benefit obligation:				
Projected benefit obligation at January 1	$95,277	$96,808	$113,213	—
Acquired projected benefit obligation	—	—	—	$117,182
Service cost	5,105	2,595	523	764
Interest cost	5,774	5,415	6,082	3,507
Plan amendments	1,308	158	—	—
Actuarial loss (gain)	6,757	(3,224)	(4,787)	(12,882)
Benefits paid	(6,658)	(6,475)	(4,994)	(3,544)
Currency translation	—	—	(4,958)	8,186
Projected benefit obligation at December 31	107,563	95,277	105,079	113,213
Change in plan assets:				
Fair value of plan assets at January 1	77,975	70,584	—	—
Actual return on plan assets	(26,750)	3,472	—	—
Employer contributions	14,201	10,394	4,994	3,544
Benefits paid	(6,658)	(6,475)	(4,994)	(3,544)
Fair value of plan assets at December 31	58,768	77,975	—	—
Unfunded status at December 31	($48,795)	($17,302)	($105,079)	($113,213)
Amounts recognized in the consolidated balance sheets at December 31:				
Accrued expenses	—	—	($6,810)	($6,759)
Pension, postretirement benefits and other	($48,795)	($17,302)	(98,269)	(106,454)
	($48,795)	($17,302)	($105,079)	($113,213)
Amounts recognized in accumulated other comprehensive loss at December 31:				
Net loss (gain), net of income tax (benefit) expense of ($22,982), ($8,482), $4,079 and $4,303, respectively	$39,219	$14,473	($8,667)	($9,144)
Prior service cost, net of income tax benefit of $1,698, $1,387, $0 and $0, respectively	2,898	2,365	—	—
Net amount recognized	$42,117	$16,838	($8,667)	($9,144)

	United States Plans		Non-United States Plans	
	2008	2007	2008	2007
	(Dollars in thousands)			
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	6.20%	6.25%	6.20%	5.5%
Rate of compensation increase	4%	4%	2%	1.75%

The accumulated benefit obligation for all defined benefit pension plans was $210.0 million and $205.6 million at December 31, 2008 and 2007, respectively. Pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

	United States Plans		Non-United States Plans	
	December 31,		December 31,	
	2008	2007	2008	2007
	(Dollars in thousands)			
Projected benefit obligation	$107,563	$95,277	$105,079	$113,213
Accumulated benefit obligation	$105,758	$93,615	$104,217	$111,978
Fair value of plan assets	$58,768	$77,975	—	—

The components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) were as follows:

	United States Plans			Non-United States Plans	
	2008	2007	2006	2008	2007
	(Dollars in thousands)				
Net periodic benefit cost:					
Service cost	$5,104	$2,595	$2,531	$523	$764
Interest cost	5,774	5,415	5,220	6,082	3,507
Expected return on plan assets	(6,887)	(6,169)	(5,198)	—	—
Amortization of prior service cost	464	452	452	—	—
Amortization of net actuarial loss (gain)	1,148	1,253	1,700	(160)	—
Net periodic benefit cost	5,603	3,546	4,705	6,445	4,271
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):					
Net loss (gain)	24,745	(1,122)	15,595	477	(9,144)
Net prior service cost	534	(186)	2,551	—	—
Total recognized in other comprehensive income (loss)	25,279	(1,308)	18,146	477	(9,144)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$30,882	$2,238	$22,851	$6,922	($4,873)
Weighted-average assumptions used to determine net periodic benefit cost for the year:					
Discount rate	6.25%	5.75%	5.50%	5.50%	4.5%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—
Rate of compensation increase	4%	4%	4%	2%	1.75%

In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

The Company's pension plans' weighted-average actual and targeted asset allocations by asset category at December 31, 2008 and 2007 were as follows:

	United States Plans			
	December 31, 2008		December 31, 2007	
	Actual	Target	Actual	Target
Asset category:				
Equity securities	61%	65%	64%	65%
Debt securities	39%	35%	36%	35%
Total	100%	100%	100%	100%

The desired investment objective is a long-term real rate of return on assets that is approximately 6% greater than the assumed rate of inflation measured by the Consumer Price Index, currently assumed to be approximately 2.5%. The target rate of return for the plans has been based upon an analysis of historical returns supplemented with an economic and structural review of each asset class. The Benefit Plan Committee of the Company realizes that market performance varies and that a 6% real rate of return may not be meaningful during some periods. The Benefit Plan Committee also realizes that historical performance is no guarantee of future performance.

To achieve these goals, the minimum and maximum allocation ranges for fixed securities and equity securities are as follows:

	United States Plans	
	Minimum	Maximum
Equity	61%	69%
Fixed	31%	39%
Cash equivalents	0%	4%

Investment in international oriented equity funds is limited to a maximum of 18.25% of the equity range.

The Company expects to contribute $9.7 million to its domestic pension plans and $6.8 million to its non-United States pension plans in 2009. Upon completion of an analysis of the funded status of the Company's domestic pension plans, additional contributions may be made in 2009.

Estimated future benefit payments from the Company's pension plans are as follows:

	United States Plans	Non-United States Plans
	(Dollars in thousands)	
2009	$7,431	$6,810
2010	$9,200	$6,932
2011	$8,140	$7,159
2012	$9,244	$7,341
2013	$10,162	$7,484
2014-2018	$58,724	$38,428

The estimated net loss and prior service cost for the United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 are $4.2 million and $0.6 million, respectively. The estimated net gain for the non-United States defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 is $0.5 million

The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $3.9 million, $3.1 million and $1.5 million in 2008, 2007 and 2006, respectively.

NOTE L – POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The measurement date is December 31.

The Company's postretirement benefits other than pensions funded status and amounts recognized in the consolidated financial statements at December 31, 2008 and 2007 was as follows:

	2008	2007
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at January 1	$17,367	$18,674
Service cost	783	1,049
Interest cost	978	966
Plan participants' contributions	95	129
Plan amendments	82	—
Net actuarial gain (loss)	319	(2,747)
Benefits paid	(468)	(704)
Benefit obligation at December 31	19,156	17,367
Change in plan assets:		
Fair value of plan assets at January 1	—	—
Employer contributions	373	575
Plan participants' contributions	95	129
Benefits paid	(468)	(704)

	2008	2007
	(Dollars in thousands)	
Fair value of plan assets at December 31	—	—
Unfunded status at December 31	($19,156)	($17,367)
Amounts recognized in the consolidated balance sheets at December 31:		
Current benefit liability	($1,360)	($1,360)
Long-term benefit liability	(17,796)	(16,007)
Net amount recognized	($19,156)	($17,367)

	2008	2007
	(Dollars in thousands)	
Amounts recognized in accumulated other comprehensive loss at December 31:		
Net loss, net of income tax benefit of $254 and $106, respectively	$433	$233
Prior service credit, net of income tax expense of $311 and $433, respectively	(531)	(740)
Net amount recognized	($98)	($507)
Weighted-average assumptions used to determine benefit obligations at December 31:		
Discount rate	6.10%	6.25%

The components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) were as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Net periodic benefit cost:			
Service cost	$783	$1,049	$1,020
Interest cost	978	965	978
Amortization of prior service cost	(249)	(249)	(249)
Amortization of net actuarial loss	—	12	175
Net periodic benefit cost	1,512	1,777	1,924
Other changes in benefit obligations recognized in other comprehensive income (loss):			
Net loss (gain)	200	(1,739)	1,972
Net prior service cost	209	157	(897)

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Total recognized in other comprehensive income (loss)	409	(1,582)	1,075
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$1,921	$195	$2,999
Weighted average assumptions used to determine net periodic benefit cost:			
Discount rate	6.25%	5.75%	5.50%
Assumed health care cost trend rates:			
Health care cost trend rate assumed for next year	7%	5%	6%
Rate to which the cost trend rate is assumed to decline	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2017	2008	2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company's health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(Dollars in thousands)	
Effect on total of service and interest cost	$164	($143)
Effect on postretirement benefit obligation	$1,542	($1,367)

The Company expects to contribute approximately $1.4 million for the payment of benefits from its postretirement benefit plan in 2009.

Estimated future benefit payments from the Company's postretirement benefit plan are as follows (dollars in thousands):

Year	Amount
2009	$1,360
2010	$1,249
2011	$1,458
2012	$1,591
2013	$1,773
2014-2018	$11,181

The estimated prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is $0.2 million.

NOTE M – CALCULATION OF NET EARNINGS PER SHARE OF COMMON STOCK

Basic net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share of common stock was computed by dividing net earnings by the weighted average number of shares of common stock outstanding after giving effect to dilutive securities. The reconciliation of the numerators and the denominators of the basic and diluted net earnings per share of common stock calculations for the years ended December 31, 2008, 2007 and 2006 was as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Net earnings	$233,315	$136,134	$ 70,344
Weighted average shares outstanding	74,350,939	70,014,440	62,529,160
Basic net earnings per share	$3.14	$1.94	$1.12
Weighted average shares outstanding	74,350,939	70,014,440	62,529,160
Effect of dilutive stock options, nonvested shares, stock appreciation rights and performance shares (1)	854,081	700,900	550,362
Weighted average shares outstanding – diluted	75,205,020	70,715,340	63,079,522
Diluted net earnings per share	$3.10	$1.93	$1.12

(1) Nonvested shares and stock appreciation rights with grant date fair values and exercise prices higher than the Company's average stock price were excluded from the computation of diluted net earnings per share.

NOTE N – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has two reportable segments, surface mining and underground mining, which are based on the internal organization used by management for making operating decisions, measuring and evaluating financial performance, allocating resources, and based on the similarity of customers served, distinctive products and services, common use of facilities and economic results attained. Prior to the acquisition of DBT in 2007, all of the Company's operations were in surface mining and were classified as one operating segment. As a result, disclosures of segment information for 2006 are not presented since the Company's underground mining segment did not exist prior to the acquisition of DBT on May 4, 2007.

The accounting policies of the Company's segments are the same as those described in Note A. The operating earnings of each segment do not include interest income, interest expense, other income and expense and a provision for income taxes. Corporate expenses consist primarily of costs related to employees who provide services across both of the Company's segments. There are no significant intersegment sales. Identifiable assets are those used in the operations of each segment.

Segment information for the years ended December 31, 2008 and 2007 was as follows:

	Year Ended December 31, 2008				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Surface mining	$1,282,519	$252,713	$20,505	$90,406	$1,139,029
Underground mining	1,223,319	158,778	35,745	28,402	1,413,622
Total operations	2,505,838	411,491	56,250	118,808	2,552,651
Corporate	—	(28,860)	—	—	—
Consolidated total	$2,505,838	382,631	56,250	$118,808	$2,552,651
Interest income		(6,206)	—		
Interest expense		34,768	—		
Other expense		3,071	3,071		
Earnings before income taxes		$350,998	$59,321		

	Year Ended December 31, 2007				
	Sales	Operating Earnings	Depreciation and Amortization	Capital Expenditures	Total Assets
	(Dollars in thousands)				
Surface mining	$927,101	$165,238	$16,829	$81,169	$781,123
Underground mining	686,290	18,269	37,790	15,712	1,287,089
Total operations	1,613,391	183,507	54,619	96,881	2,068,212
Corporate	—	(10,360)	—	—	—
Consolidated total	$1,613,391	173,147	54,619	$96,881	$2,068,212
Interest income		(3,523)	—		
Interest expense		27,718	—		
Other expense		(2,394)	2,394		
Earnings before income taxes		$146,558	$57,013		

Sales information for the years ended December 31, 2008, 2007 and 2006 was as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$622,904	$398,662	$255,739
Aftermarket parts and service	659,615	528,439	482,311
	1,282,519	927,101	738,050
Underground Mining:			
Original equipment	737,554	448,252	—
Aftermarket parts and service	485,765	238,038	—
	1,223,319	686,290	—
Total:			
Original equipment	1,360,458	846,914	255,739
Aftermarket parts and service	1,145,380	766,477	482,311
	$2,505,838	$1,613,391	$738,050

Financial information by geographical area for the years ended December 31, 2008, 2007 and 2006 is set forth in the following table. In the case of sales to external customers, the sales amounts presented represent the sales originating in the respective geographic area.

	Sales to External Customers	Long – Lived Assets
	(Dollars in thousands)	
2008		
United States	$1,206,094	$299,867
Africa	109,981	2,762
Australia	286,419	39,891
Chile	142,602	4,324
Canada	102,529	11,058
Germany	536,773	95,226
Other foreign	121,440	35,268
	$2,505,838	$488,396

	Sales to External Customers	Long – Lived Assets
	(Dollars in thousands)	
2007		
United States	$760,027	$226,476
Africa	69,381	4,207
Australia	300,743	48,847
Chile	108,522	4,262
Canada	55,807	7,431
Germany	226,079	94,171
Other foreign	92,832	25,009
	$1,613,391	$410,403
2006		
United States	$379,794	$112,651
Africa	36,527	950
Australia	118,896	443
Chile	96,344	3,570
Canada	50,158	5,984
Other foreign	56,331	1,551
	$738,050	$125,149

The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of its sales, particularly original equipment sales. In 2008 and 2007, no one customer accounted for more than 10% of the Company's consolidated sales. In 2006, one customer accounted for approximately 13% of the Company's consolidated sales.

NOTE O – COMMITMENTS, CONTINGENCIES, CREDIT RISKS AND CONCENTRATIONS

Environmental

The Company's operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company's facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as required compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

Environmental problems have not interfered in any material respect with the Company's manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not have a materially adverse effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company has an ongoing program to address potential environmental problems.

Certain environmental laws, such as the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located.

The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites throughout the United States. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material adverse effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given. The Company may incur additional liabilities with respect to these sites in the future, the costs of which could be material, and may incur remediation liability in the future with respect to sites formerly or currently owned or operated by the Company or with respect to off-site disposal locations, the costs of which could be material.

Over the past three years, expenditures for ongoing compliance, remediation, monitoring and cleanup have been immaterial. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material adverse effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Product Warranty

The Company recognizes the cost associated with its warranty policies on its products as revenue is recognized. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
	(Dollars in thousands)	
Balance at January 1	$70,909	$5,788
Acquired balance	675	74,803
Provision	6,756	9,001
Charges	(20,211)	(22,943)
Currency translation	(4,543)	4,260
Balance at December 31	$53,586	$70,909

Product Liability

The Company is subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business in federal and state courts. Such claims are generally related to property damage and to personal injury. The Company's products are operated by its employees and its customers' employees and independent contractors at various work sites in the United States and abroad. In the United States, workers' claims against employers related to workplace injuries are generally limited by state workers' compensation statutes, but such limitations do not apply to equipment suppliers. The Company has insurance covering most of these claims and has various limits of liability depending on the insurance policy year in question. At the time a liability associated with a claim becomes probable and can be reasonably estimated, the Company accrues for the liability by a charge to earnings. For all other cases, an estimate of the costs associated with the matters cannot be made due to the inherent uncertainties in the litigation process; however, the Company believes that the final resolution of these claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Asbestos Liability

The Company has been named as a co-defendant in numerous personal injury liability cases alleging damages due to exposure to asbestos and other substances. The Company has insurance covering most of these cases and has various limits of liability depending on the insurance policy year in question. At the time a liability associated with a case becomes probable and can be reasonably estimated, the Company accrues for the liability by a charge to earnings. For all other cases, an estimate of the costs associated with the matters cannot be made due to the inherent uncertainties in the litigation process; however, the Company does not believe that these costs will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

The reconciliation of claims pending at December 31, 2008 and 2007 was as follows:

	2008	2007
Number of claims pending at January 1	299	290
New claims filed	30	29
Claims dismissed, settled or resolved	(20)	(20)
Number of claims pending at December 31	309	299

The average claim settlement amount was immaterial in both years.

Other Litigation

The Company is involved in various other litigation arising in the normal course of business. The Company does not believe that its recovery or liability, if any, under any such pending litigation will have a material effect on the its financial position, results of operations or cash flows, although no assurance to that effect can be given.

Commitments

The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $26.1 million in 2008, $17.0 million in 2007 and $10.1 million in 2006. Future minimum annual payments under non-cancelable agreements are as follows (dollars in thousands):

Year	Amount
2009	$13,648
2010	8,675
2011	6,425
2012	3,653
2013	2,928
After 2013	13,380
	$48,709

In addition, at December 31, 2008, the Company had contractual obligations of $9.6 million with respect to the third phase of its multi-phase expansion and additional renovations at its South Milwaukee, Wisconsin facility.

Credit Risks

A significant portion of the Company's sales are to customers whose activities are related to the coal, copper, oil sands and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on foreign sales to smaller companies.

Concentrations

The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. ("Siemens"). The loss of Siemens, the Company's only critical sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE P – QUARTERLY RESULTS (UNAUDITED)

Certain unaudited quarterly financial results for the years ended December 31, 2008 and 2007 were as follows:

	Quarters Ended at End of			
	March	June	September	December
	(Dollars in thousands, except per share amounts)			
Sales:				
2008	$516,981	$621,008	$646,002	$721,847
2007	$190,361	$374,801	$500,278	$547,951
Gross profit:				
2008	$141,585	$174,096	$182,331	$184,491
2007	$52,078	$96,297	$123,628	$136,322
Net earnings:				
2008	$41,081	$62,317	$64,167	$65,750
2007 (1)	$17,863	$27,762	$28,602	$61,907
Basic net earnings per common share:				
2008	$.55	$.84	$.86	$.88
2007	$.29	$.40	$.39	$.83

	Quarters Ended at End of			
	March	June	September	December
	(Dollars in thousands, except per share amounts)			
Weighted average shares outstanding-basic (in thousands):				
2008	74,340	74,343	74,340	74,386
2007	62,661	68,749	74,229	74,244
Diluted net earnings per common share:				
2008	$.55	$.83	$.85	$.88
2007	$.28	$.40	$.38	$.82
Weighted average shares outstanding-diluted (in thousands):				
2008	72,205	75,272	75,266	75,065
2007	63,216	69,407	74,971	75,307
Dividends per common share:				
2008	$.025	$.025	$.025	$.025
2007	$.025	$.025	$.025	$.025

(1) Net earnings for the quarter ended December 31, 2007 included a $12.2 million deferred tax benefit resulting from a reduction in the German statutory tax rate and an $18.7 million foreign tax credit benefit resulting from repatriation of non-United States earnings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bucyrus International, Inc.:

We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income, common stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Note J to the consolidated financial statements, on January 1, 2007, the Company adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109."

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
March 2, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Bucyrus International, Inc.:

The management of Bucyrus International, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities and Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer and Secretary, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, which is included herein.

/s/ Timothy W. Sullivan
President and Chief Executive Officer
March 2, 2009

/s/ Craig R. Mackus
Chief Financial Officer and Secretary
March 2, 2009

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Bucyrus International, Inc.®
Management Discussion & Analysis
and
Other Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA (1)

	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share amounts)				
Statement of Earnings Data:					
Sales	$2,505,838	$1,613,391	$738,050	$575,042	$454,186
Net earnings	$233,315	$136,134	$70,344	$53,559	$6,084
Net earnings per share of common stock (2) :					
Basic	$3.14	$1.94	$1.12	$0.88	$0.13
Diluted	$3.10	$1.93	$1.12	$0.86	$0.13
Cash dividends declared per common share	$.10	$.10	$.0942	$.0765	$.0192
Balance Sheet Data:					
Total assets	$2,552,651	$2,068,212	$600,712	$491,967	$392,809
Long-term liabilities, including long-term debt	$772,831	$738,566	$134,450	$115,799	$148,852

(1) The financial data presented above includes the results of operations for our underground mining segment subsequent to May 4, 2007, the date we acquired DBT GmbH.

(2) Previously reported net earnings per share have been adjusted to reflect the three-for-two and two-for-one split of our common stock in 2006 and 2008, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis and information contained elsewhere in this report contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future tense or forward looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. We caution that any such forward-looking statements are not guarantees of our future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, which are more fully described in our 2008 Form 10-K filed with the Securities and Exchange Commission.

Business

We are a leading designer and manufacturer of high productivity mining equipment for the extraction of coal, copper, oil sands, iron ore and other minerals in major mining centers throughout the world. In addition to the manufacture of original equipment, we also provide the aftermarket replacement parts and service for this equipment. We operate in two business segments: surface mining and underground mining. All of our products and services are marketed under the *Bucyrus* name. We have manufacturing facilities in Australia, China, Germany, Poland and the United States and service and sales centers in Australia, Brazil, Canada, Chile, China, the Czech Republic, England, India, Mexico, Peru, Russia, South Africa and the United States. The largest markets for our original equipment and aftermarket parts and service have historically been in Australia, Canada, China, Germany, India, South Africa, South America and the United States. In the future, we expect that the United States, Australia, Brazil, Canada, China, India and Russia will be increasingly important markets for our surface mining equipment and that the United States, China, Russia, Eastern Europe and India will be increasingly important markets for our underground mining equipment.

The market for our original equipment is closely correlated with customer expectations of sustained strength in prices of mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. Market prices for coal, copper, iron ore and oil generally were strong for the first three quarters of 2008. However, the global economic downturn that worsened in the latter part of 2008 has reduced the demand for commodities, resulting in lower commodity prices and the creation of significant uncertainty in the near term market. As of December 31, 2008, we cannot accurately predict when commodity demand will rebound. This, along with the current conditions in the global financial markets and uncertain availability of credit, is currently impacting and capital spending by our customers in all global regions of both of our segments and may continue to do so in 2009.

Our aftermarket parts and service sales tend to be more consistent than our original equipment sales. Our original equipment is typically kept in continuous operation from four to 40 years by our customers, requiring regular maintenance and repair throughout its productive life.

The size of our installed base of surface and underground mining original equipment at December 31, 2008 was approximately \$17.6 billion and \$10 billion, respectively, based on estimated replacement value, compared to \$15.2 billion and \$10 billion for surface and underground mining, respectively, at December 31, 2007. Our ability to provide on-time delivery of reliable parts and prompt service are important drivers of our aftermarket sales.

A substantial portion of our sales and operating earnings is attributable to our operations located outside the United States. We generally sell our surface mining original equipment, including that sold directly to foreign customers, and most of our aftermarket parts in United States dollars. Our underground mining original equipment is generally sold in either United States dollars or euros. A portion of our aftermarket parts sales are also denominated in the local currencies of Australia, Brazil, Canada, South Africa and the United Kingdom. Aftermarket services are paid for primarily in local currency, which is naturally hedged by our payment of local labor in local currency.

In our surface mining segment, quoting activity for our original equipment was high in 2008 compared to historical levels, although there was a decline in the fourth quarter of 2008 as the global economic recession had an adverse impact on mining activity across all global regions. However, as of the end of 2008, quoting activity for our surface mining original equipment continues to remain strong with existing mines in the oil sands region of Western Canada. As of December 31, 2008, we expect reduced quoting activity for our surface mining original equipment in 2009 compared to 2008. We do not expect an increase in original equipment sales in 2009 over 2008 levels.

New orders and quoting activity for our surface mining aftermarket parts and services continued to remain at high levels throughout 2008 even though our customers' production demand slowed in the fourth quarter as commodity prices declined. Quoting activity in the fourth quarter of 2008 was consistent with earlier 2008 quoting activity but, due to changing market conditions, the time between quote and placement of order has increased. Some of our customers, mostly smaller facilities, are implementing cost reduction actions that might affect equipment utilization; however, we believe our larger facility customers are still operating at levels sufficient enough to continue our current order and quoting levels in 2009. We expect our 2009 surface mining aftermarket parts and service sales to approximate 2008 levels.

In our underground mining segment, quoting activity for our original equipment increased significantly from previous years but declined in the fourth quarter of 2008. This decline reflects the postponement of capital expenditures until at least after the first quarter of 2009 due to global economic conditions and the slowdown of steel manufacturing. As of December 31, 2008, we expect reduced quoting activity for our underground mining original equipment in 2009 compared to 2008 due to lack of available financing for expansion of future projects and customers postponing mine expansions and the opening of new mines. We do not expect an increase in our underground mining original equipment sales in 2009 over 2008 levels.

New orders and quoting activity for our underground mining aftermarket parts and services were very strong in 2008, driven by strong demand for high productivity longwall mining parts worldwide in connection with start-ups of new longwalls and major expansions of existing longwalls. As of December 31, 2008, we expect a decline in quoting activity for our underground mining aftermarket parts and services in 2009 compared to 2008 as the global demand for metallurgical coal eases and the global credit crisis continues, causing start-ups of some new mines and major expansions to be postponed. Demand for thermal coal, which is used to generate electricity, is expected to remain relatively stable in 2009 in comparison to metallurgical coal, which is required to produce steel. As spot coal prices continue to decline, especially for metallurgical coal, we also expect to see a decline in longwall and room and pillar aftermarket orders and quotes, particularly in the United States/Mexico region where a significant portion of our customers sell their coal on the spot market. However, we expect this decline to be slightly offset by the more stable demand for electricity and by the potential that our customers will spend more money maintaining older machines as capital expenditures for some original equipment are postponed. We expect our 2009 underground mining aftermarket parts and service sales to approximate 2008 levels.

In response to recent order strength for our surface mining equipment, we have substantially completed a multi-phase capacity expansion of our surface mining manufacturing facilities in South Milwaukee, Wisconsin. The aggregate cost of phase one and two of our expansion program was $56.6 million and the cost of phase three is expected to be approximately $74.0 million. Assuming that we are able to retain the necessary skilled labor, our expanded facilities enable us to manufacture at least 24 electric mining shovels annually as well as almost double our annual manufactured parts capacity from 2006 levels. This expansion also provides us with added flexibility to increase dragline production should demand for electric mining shovels decline or demand for draglines increase. In addition, this expansion provides for improved efficiency and workflow. In the first quarter of 2008, our board of directors approved an additional $45.0 million for additional renovations of our South Milwaukee facility, which we expect to be completed in 2010.

We have completed the expansion of our Kilgore, Texas surface mining service center and our underground mining service facility in Russia and are in the process of expanding our surface mining service center in Gillette, Wyoming. The expansion in Wyoming will be completed in 2009.

During the fourth quarter of 2008, we closed two acquisitions. In December, we acquired OKD, Bastro a.s., an engineering services and manufacturing support company located in the Czech Republic, to support our long-term strategic initiatives in Europe. In October, we acquired Appalachian Mine Sales, Inc., a belt conveyor manufacturer with a presence in the Appalachia coals fields region, to strengthen our belt systems business.

In recent years, we have increased our surface mining gross margin by achieving productivity gains in our manufacturing operations, which have led to improved original equipment and aftermarket margins, and through significant growth in our higher margin aftermarket parts and services business. We increased our underground mining gross margin from 2007 to 2008 due to growth in our higher margin aftermarket parts and services business and production efficiencies in our manufacturing operations.

Installed Base

Our total original equipment installed base of approximately $27.6 billion (calculated by estimated replacement value) at December 31, 2008, which includes approximately $17.6 billion of surface mining original equipment and approximately $10 billion of underground mining original equipment, provides the foundation for our future aftermarket sales. Over the life of certain machines, customer purchases of aftermarket parts can exceed the original purchase price of the machine. Additionally, we generally realize higher gross margins on sales of our aftermarket parts than on sales of our original equipment. Moreover, because these machines tend to operate continuously in all market conditions, with expected lives ranging from four to 40 years, and have predictable parts and maintenance needs, our aftermarket business has historically been more stable and predictable than the market for our original equipment, which is closely correlated with expectations of sustained strength in commodity markets.

Backlog and New Orders

Our backlog level, which represents unfilled orders for our products and services, allows us to more accurately forecast our upcoming sales and plan our production accordingly. Our backlog also provides us with a relative predictive level of expected 2009 sales and cash flows. Due to the high cost of some of our original equipment, our backlog is subject to volatility, particularly over relatively short periods. A portion of our backlog is related to multi-year contracts that will generate revenue in future years. Our backlog at December 31, 2008 and December 31, 2007, as well as the portion of our backlog which was expected to be recognized within 12 months of these dates, was as follows:

	December 31,		
	2008	2007	% Change
	(Dollars in thousands)		
Surface Mining:			
Total	$1,367,242	$804,781	69.9%
Next 12 months	$906,884	$579,448	56.5%
Underground Mining:			
Total	$1,135,212	$636,473	78.4%
Next 12 months	$806,074	$551,923	46.0%
Total			
Total	$2,502,454	$1,441,254	73.6%
Next 12 months	$1,712,958	$1,131,371	51.4%

The increase in our 2008 surface mining backlog was largely due to strong original equipment new orders, primarily electric mining shovels, and strong aftermarket new orders in the Chile, Australia, Canada and India markets. The increase in our 2008 underground mining backlog was predominantly due to strong original equipment new orders, primarily longwall mining equipment, and strong aftermarket new orders in the United States, Eastern Europe, Russia, Australia and South Africa markets

New orders were as follows:

	Years Ended December 31,		
	2008	2007	% Change
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$948,334	$353,389	168.4%
Aftermarket parts and service	896,646	483,744	85.4%
	1,844,980	837,133	120.4%
Underground Mining:			
Original equipment	1,148,357	634,223	81.1%
Aftermarket parts and service	573,701	247,804	131.5%
	1,722,058	882,027	95.2%
Total:			
Original equipment	2,096,691	987,612	112.3%
Aftermarket parts and service	1,470,347	731,548	101.0%
	$3,567,038	$1,719,160	107.5%

In our surface mining segment, the increase in 2008 original equipment new orders was primarily in electric mining shovels and the increase in aftermarket parts and service new orders was primarily in the Chile, Australia, Canada and India markets. Included in our surface mining aftermarket parts and service new orders for 2008 and 2007 was $281.5 million and $21.8 million, respectively, related to multi-year contracts that will generate revenue in future years.

In our underground mining segment, the increase in 2008 original equipment new orders was primarily in longwall mining equipment and the increase in aftermarket parts and service new orders was primarily in the United States, Eastern Europe, Russia, Australia and South Africa markets. Underground mining new orders for 2007 were for the period of May 4 through December 31.

Giving effect to our acquisition of DBT as if it would have occurred on January 1, 2007 instead of on May 4, 2007, pro forma new orders related to our underground mining segment for 2007 would have been $792.9 million and $353.3 million for original equipment and aftermarket parts and service, respectively.

Results of Operations

2008 Compared to 2007

Our 2007 results of operations for our underground mining segment were for the period of May 4, 2007, the date we acquired DBT, through December 31, 2007. As a result of this shortened reporting period for 2007, comparisons of our underground mining segment results for 2007 may not be particularly meaningful compared to 2008 and such comparisons may not be indicative of future results.

	Years Ended December 31,			
	2008		2007	
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands)			
Sales	$2,505,838	—	$1,613,391	—
Gross profit	$682,503	27.2%	$408,325	25.3%
Selling, general and administrative expenses	$243,932	9.7%	$185,639	11.5%
Operating earnings	$382,631	15.3%	$173,147	10.7%
Net earnings	$233,315	9.3%	$136,134	8.4%

Sales

Sales consisted of the following:

	Years Ended December 31, 2008	2007	% Change
	(Dollars in thousands)		
Surface Mining:			
Original equipment	$622,904	$398,662	56.2%
Aftermarket parts and service	659,615	528,439	24.8%
	1,282,519	927,101	38.3%
Underground Mining:			
Original equipment	737,554	448,252	64.5%
Aftermarket parts and service	485,765	238,038	104.1%
	1,223,319	686,290	78.3%
Total:			
Original equipment	1,360,458	846,914	60.6%
Aftermarket parts and service	1,145,380	766,477	49.4%
	$2,505,838	$1,613,391	55.3%

The increase in surface mining sales was the result of the strength of new orders in 2008 for our products and services throughout the world and the positive impact of the substantially completed capacity improvements at our principal surface mining manufacturing facility in South Milwaukee, Wisconsin. The high demand for our surface mining products and services was driven by high global commodity prices during the first three quarters of 2008. The increase in surface mining original equipment sales was in electric mining shovels and draglines. The increase in surface mining aftermarket parts and service sales was in nearly all global markets. The capacity expansion of our South Milwaukee, Wisconsin facilities was substantially completed in 2008, which increased our annual shovel production capacity to at least 24 electric mining shovels and almost doubled annual manufactured parts capacity from 2006 levels.

The increase in underground mining sales for 2008 was primarily due to the inclusion of a full year of our underground mining segment's results. The additional increase in both original equipment and aftermarket parts and service reflected the strong global demand for coal and strong coal prices throughout most of 2008. The increase in underground mining original equipment sales was in both the longwall and room and pillar product lines. The increase in underground mining aftermarket sales was primarily due to the strong global demand for high productivity longwall mining parts in connection with start-ups of new longwalls and major expansions of existing longwalls.

Gross Profit

Gross profit for 2008 was $682.5 million, or 27.2% of sales, compared with $408.3 million, or 25.3% of sales, for 2007. Gross profit was reduced by purchase accounting adjustments (primarily to inventory) as a result of the acquisition of DBT in 2007 as follows:

	Years Ended December 31,	
	2008	2007
	(Dollars in thousands)	
Decrease due to purchase accounting adjustments	$10,777	$22,250
Gross margin reduction	0.4%	1.4%

The purchase accounting adjustment related to inventory has been fully amortized as of December 31, 2008.

The increase in gross profit was primarily due to the inclusion of a full year of our underground mining segment's results and increased surface mining sales. The availability of raw materials and raw material cost increases have not had a significant effect on gross margin or operating performance. Original equipment sales, which generally have lower gross margins than aftermarket sales, were 49% of our total surface mining sales for 2008 compared with 43% for 2007, and were 60% of our total underground mining sales for 2008 compared with 65% for 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2008 were $243.9 million, or 9.7% of sales, compared with $185.6 million, or 11.5% of sales, for 2007. The aggregate dollar increase was primarily due to the acquisition of DBT in May 2007. The upgrade of the SAP computer software in our underground mining segment was completed in 2008. The cost of this upgrade was $2.6 million and $0.4 million for 2008 and 2007, respectively. Expenses for 2007 include certain one-time costs related to the integration of DBT, which increased selling, general and administrative expenses as a percent of sales. We expect selling, general and administrative expenses to approximate 10% or less of sales in 2009.

Research and Development Expenses

Research and development expenses for 2008 were $36.6 million, or 1.5% of sales, compared with $20.4 million, or 1.3% of sales, for 2007. The aggregate dollar increase was primarily due to the acquisition of DBT in May 2007, as well as electric mining shovel and longwall product developments and increased headcount to support higher electric mining shovel and dragline order levels.

Amortization of Intangible Assets

Amortization of intangible assets acquired in the DBT acquisition was $17.9 million for 2008, compared to $12.0 million for 2007. Amortization of intangible assets acquired in the DBT acquisition is expected to be approximately $3.8 million per quarter through April 2019.

Operating Earnings

Operating earnings were as follows:

	Years Ended December 31, 2008	2007	% Change
	(Dollars in thousands)		
Surface mining	$252,713	$165,238	52.9%
Underground mining	158,778	18,269	769.1%
Total operations	411,491	183,507	124.2%
Corporate	(28,860)	(10,360)	178.6%
Consolidated total	$382,631	$173,147	121.0%

The increase in operating earnings was primarily due to the acquisition of DBT in 2007 and increased gross profit resulting from increased surface mining sales volume. Operating earnings for our underground mining segment were reduced by purchase accounting adjustments related to the acquisition of DBT of $27.9 million and $49.1 million for 2008 and 2007, respectively.

Interest Expense

Interest expense was $34.8 million for 2008 compared with $24.2 million for 2007. The increase in 2008 was due to increased debt levels related to the financing of the acquisition of DBT being outstanding only a portion of 2007.

Income Tax Expense

Income tax expense for 2008 was $117.7 million, or 33.5% of pre-tax earnings, compared with $10.4 million, or 7.1% of pre-tax earnings, for 2007. The effective rate for 2007 was impacted by significant one-time benefits related to our underground mining segment. These one-time benefits included a $12.2 million deferred tax benefit resulting from a reduction in the German statutory tax rate from 39% to 32% and a $14.0 million foreign tax credit benefit resulting from repatriation of German earnings. Earnings in lower-taxed jurisdictions resulted in $4.7 million of benefits and various other items resulted in an additional $4.7 million of benefits. We anticipate an effective tax rate of approximately 33% in 2009. At December 31, 2008, we had $3.6 million of federal net tax loss carryforwards which expire in 2009.

Net Earnings

Net earnings for 2008 were $233.3 million, or $3.10 per share, compared with $136.1 million, or $1.93 per share, for 2007. Net earnings were reduced (increased) in 2008 by amortization of purchase accounting adjustments related to the acquisition of DBT as follows:

	Years Ended December 31,	
	2008	2007
	(Dollars in thousands)	
Inventory fair value adjustment charged to cost of product sold	$12,088	$23,350
Amortization of intangible assets	17,850	27,456
Depreciation of fixed assets	(1,992)	(1,746)
Operating earnings	27,946	49,060
Income tax benefit (1)	9,158	28,432
Total	$18,788	$20,628

(1) 2007 includes a $12.2 million tax benefit resulting from a reduction in the German statutory tax rate.

Giving effect to our acquisition of DBT as if it would have occurred on January 1, 2007 instead of on May 4, 2007, pro forma net earnings and net earnings per share for 2007 would have been $146.9 million and $1.96, respectively. Pro forma net earnings excludes the adjustment of inventory to estimated fair value as this adjustment was directly attributed to the DBT transaction and did not have a continuing impact. The actual after tax charge to net earnings for this adjustment was $8.0 million and $9.5 million for 2008 and 2007, respectively.

2007 Compared to 2006

The results of operations of our underground mining segment were for the period of May 4, 2007, the date we acquired DBT, through December 31, 2007. As a result of this shortened reporting period for 2007, comparisons of our underground mining segment results for 2007 may not be particularly meaningful compared to 2006 and may not be indicative of future results.

	Years Ended December 31,			
	2007		2006	
	Amount	% of Sales	Amount	% of Sales
	(Dollars in thousands)			
Sales	$1,613,391	—	$738,050	—
Gross profit	$408,325	25.3%	$186,775	25.3%
Selling, general and administrative expenses	$185,639	11.5%	$73,138	9.9%
Operating earnings	$173,147	10.7%	$101,184	13.7%
Net earnings	$136,134	8.4%	$70,344	9.5%

Sales

Sales consisted of the following:

	Years Ended December 31, 2007	2006	% Change
	(Dollars in thousands)		
Surface:			
Original equipment	$398,662	$255,739	55.9%
Aftermarket parts and service	528,439	482,311	9.6%
	927,101	738,050	25.6%
Underground:			
Original equipment	448,252	N/A	N/A
Aftermarket parts and service	238,038	N/A	N/A
	686,290	N/A	N/A
Total:			
Original equipment	846,914	255,739	231.2%
Aftermarket parts and service	766,477	482,311	58.9%
	$1,613,391	$738,050	118.6%

The overall increase in our surface mining sales in 2007 reflected the ongoing global demand for our products and services, which was driven by the ongoing strength in markets for commodities that are mined by our machines, including coal, copper, iron ore and oil sands. Capacity constraints had an impact on our surface mining sales in 2007, as the ongoing expansion of our South Milwaukee facilities was not substantially completed until 2008. The level of our underground mining sales was consistent with our expectations for 2007 at the time of the DBT acquisition. Giving effect to our acquisition of DBT as if it would have occurred on January 1, 2007 instead of May 4, 2007, pro forma sales would have been $2.0 billion.

Gross Profit

Gross profit for 2007 was $408.3 million, or 25.3% of sales, compared with $186.8 million, or 25.3% of sales, for 2006. Gross profit for 2007 was reduced by $22.2 million of amortization of purchase accounting adjustments (primarily to inventory and fixed assets) as a result of the acquisition of DBT, which had the effect of reducing gross margin for 2007 by 1.4 basis points. As of December 31, 2007, there was approximately $12.1 million of inventory adjustments relating to the DBT acquisition yet to be expensed over approximately the next 1.5 quarters. The increase in gross profit in 2007 was primarily due to the acquisition of DBT and increased surface mining sales, as well as improved gross margins on both surface mining original equipment and aftermarket parts and services. Original equipment sales, which have lower gross margins than aftermarket sales, were 43% of our total surface mining sales for 2007 compared with 35% for 2006. The cost of training new employees in South Milwaukee and the related effects continued to negatively impact gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2007 were $185.6 million, or 11.5% of sales, compared with $73.1 million, or 9.9% of sales, for 2006. The increase in selling, general and administrative expenses was primarily due to the acquisition and integration of DBT. We were also in the process of upgrading the SAP computer software in our underground mining segment in 2007.

Research and Development Expenses

Research and development expenses for 2007 were $20.4 million, or 1.3% of sales, compared with $10.7 million, or 1.4% of sales, for 2006. The increases were due to the acquisition of DBT, as well as the continuing development of our surface mining electrical and machine upgrade systems.

Amortization of Intangible Assets

In the third quarter of 2007, we finalized our decision to operate under one brand name (Bucyrus) for both our surface and underground mining segments beginning on January 1, 2008. As a result, amortization of intangible assets for 2007 included $12.0 million of amortization related to trademarks acquired in the DBT acquisition.

Operating Earnings

Operating earnings were as follows:

	Years Ended December 31,		
	2007	2006	% Change
	(Dollars in thousands)		
Surface mining	$165,238	$101,184	63.3%
Underground mining	18,269	N/A	N/A
Total operations	183,507	101,184	81.4%
Corporate	(10,360)	N/A	N/A
Consolidated total	$173,147	$101,184	71.1%

Operating earnings for our underground mining segment were reduced by purchase accounting adjustments related to the acquisition of DBT of $49.1 million for 2007. The increase in operating earnings for 2007 was primarily due to the acquisition of DBT and increased gross profit resulting from increased sales volume related to our surface mining business.

Interest Expense

Interest expense was $24.2 million for 2007 compared with $3.7 million for 2006. The increase in interest expense in 2007 was due to increased debt levels related to the financing of the acquisition of DBT.

Income Tax Expense

Income tax expense for 2007 was $10.4 million, or 7.1% of pre-tax earnings, compared with $26.9 million, or 27.7% of pre-tax earnings, for 2006. The effective rate for 2007 was impacted by significant one-time benefits related to our underground mining segment. These include a $12.2 million deferred tax benefit resulting from a reduction in the German statutory tax rate from 39% to 32% and a $14.0 million foreign tax credit benefit resulting from repatriation of German earnings. Earnings in lower taxed jurisdictions resulted in $4.7 million of benefits and various other items resulted in an additional $4.7 million of benefits. At December 31, 2007, we had $7.1 million of federal net tax loss carryforwards which expire in 2009.

Net Earnings

Net earnings for 2007 were $136.1 million, or $1.93 per share, compared with $70.3 million, or $1.12 per share, for 2006. Net earnings were reduced (increased) in 2007 by amortization of purchase accounting adjustments related to the acquisition of DBT as follows:

	Year Ended December 31, 2007 (Dollars in thousands)
Inventory fair value adjustment charged to cost of product sold	$23,350
Amortization of intangible assets	27,456
Depreciation of fixed assets	(1,746)
Operating earnings	49,060
Income tax benefit (1)	(28,432)
Total	$20,628

(1) Includes a $12.2 million tax benefit resulting from a reduction in the German statutory tax rate.

Giving effect to our acquisition of DBT as if it would have occurred on January 1, 2007 instead of on May 4, 2007, pro forma net earnings and net earnings per share would have been $146.9 million and $1.96, respectively.

Foreign Currency Fluctuations

The following table summarizes the approximate effect of changes in foreign currency exchange rates on our sales, gross profit and operating earnings for 2008, 2007 and 2006, in each case compared to the prior year:

	2008	2007 (Dollars in thousands)	2006
Increase in sales	$5,017	$17,243	$577
Increase in gross profit	$2,845	$2,805	$321
Increase in operating earnings	$1,410	$1,784	$304

The volatility of the euro, Australian dollar and South African rand caused most of the change in 2008.

EBITDA

EBITDA was as follows:

	Years Ended December 31,		
	2008	2007	% Change
	(Dollars in thousands)		
EBITDA	$438,881	$227,766	92.7%
EBITDA as a percent of sales	17.5%	14.1%	

EBITDA is defined as net earnings before interest income, interest expense, income tax expense, depreciation and amortization. EBITDA includes the impact of non-cash stock compensation expense, severance expenses, loss on disposals of fixed assets and the inventory fair value purchase accounting adjustment charged to cost of products sold as set forth below. EBITDA is a measurement not recognized in accordance with accounting principles generally accepted in the United States of America ("GAAP") and should not be viewed as an alternative to GAAP measures of performance. EBITDA is presented because (i) we use EBITDA to measure our liquidity and financial performance, and (ii) we believe EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness. The following table reconciles Net Earnings as reported in our Consolidated Statements of Earnings to EBITDA and reconciles EBITDA to Net Cash Provided by Operating Activities as reported in our Consolidated Statements of Cash Flows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Net earnings	$233,315	$136,134	$70,344
Interest income	(6,206)	(3,523)	(663)
Interest expense	34,768	27,718	3,693
Income tax expense	117,683	10,424	26,930
Depreciation	36,860	25,438	12,892
Amortization (1)	22,461	31,575	2,827
EBITDA (2)	438,881	227,766	116,023
Changes in assets and liabilities	(144,996)	(106,261)	(39,557)
Non-cash stock compensation expense	7,056	6,171	4,284
Loss on disposal of fixed assets	159	532	140
Interest income	6,206	3,523	663
Interest expense	(34,768)	(27,718)	(3,693)
Income tax expense	(117,683)	(10,424)	(26,930)
Net cash provided by operating activities	$154,855	$93,589	$50,930
Net cash used in investing activities	($128,237)	($775,464)	($70,603)
Net cash provided by financing activities	$30,219	$727,603	$15,134

(1) Includes amortization of intangible assets and debt issuance costs.

(2) The following table shows certain charges that were deducted in calculating EBITDA for each of the periods presented. These items include (a) non-cash stock compensation expense related to our equity incentive plans, (b) severance expenses for personnel changes in the ordinary course, (c) loss on disposals of fixed assets in the ordinary course, and (d) the inventory fair value purchase accounting adjustment related to the acquisition of DBT charged to cost of products sold. We believe this table, when reviewed in connection with our presentation of EBITDA, provides additional information that is useful to our management and investors for measuring comparative operating performance between time periods and among companies. In addition to EBITDA, our management assesses the charges presented in this table when preparing our annual operating budget and financial projections. Specifically, we believe that this table allows our management and investors to assess our operating performance during the periods these charges were incurred, on a consistent basis with the periods during which these charges were not incurred.

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Non-cash stock compensation expense	$7,056	$6,171	$4,284
Severance (income) expense	(450)	3,220	1,443
Loss on disposal of fixed assets	159	532	140
Inventory fair value adjustment charged to cost of products sold	12,088	23,350	—
	$18,853	$33,273	$5,867

Liquidity and Capital Resources

Description of Credit Facilities

Our credit facilities include a secured revolving credit facility of $357.5 million, an unsecured German revolving credit facility of €65.0 million, each of which mature on May 4, 2012, and a term loan facility consisting of $400.0 million plus €75.0 million with a maturity date of May 4, 2014. The entire secured revolving credit facility may be used for letters of credit.

Borrowings under our secured revolving credit facility bear interest, payable no less frequently than quarterly, at (1) LIBOR plus between 1.25% and 1.75% (based on our total leverage ratio) for United States dollar denominated LIBOR loans, (2) a base rate determined by reference to the greater of the United States prime lending rate and the federal funds rate plus between 0.25% and 0.75% (based on our total leverage ratio) for United States dollar denominated base rate loans and (3) EURIBOR plus between 1.25% and 1.75% (based on our total leverage ratio) for euro denominated loans. The interest rates under our secured revolving credit facility are subject to change based on the total leverage ratio. The unsecured German revolving credit facility bears interest, payable no less frequently than quarterly, at EURIBOR plus 1.75%. Under each revolving credit facility, we have agreed to pay a commitment fee based on the unused portion of such facilities, payable quarterly, at rates ranging from 0.25% to 0.50% depending on the total leverage ratio, and when applicable, customary letter of credit fees. Borrowings under our term loan facility bear interest, payable no less frequently than quarterly, at (a) LIBOR plus 1.50% for United States dollar denominated LIBOR loans, (2) the base rate plus 0.50% for United States dollar denominated base rate loans and (3) EURIBOR plus 1.75% for euro denominated loans.

At December 31, 2008, we had borrowings under our secured revolving credit facility of $55.2 million at a weighted average interest rate of 3.5%. The amount potentially available for borrowings under our secured revolving credit facility at December 31, 2008 was $176.5 million, after taking into account $125.8 million of issued letters of credit. The amount potentially available for borrowings under our unsecured German credit facility at December 31, 2008 was $58.4 million (€41.8 million), after taking into account $32.4 million (€23.2 million) of issued letters of credit. At December 31, 2008, we had borrowings under our term loan facility of $497.7 million ($395.0 million plus €74.1 million) at a weighted average interest rate of 5.2%. To manage a portion of our exposure to changes in LIBOR-based interest rates, we have entered into five interest rate swap agreements that effectively fix the interest payments on $350.0 million of our outstanding borrowings under our term loan facility at an interest rate of 3.8%, plus the applicable spread.

Our credit facilities contain operating and financial covenants that, among other things, could limit our ability to obtain additional sources of capital. Our financial covenants require that we maintain a total leverage ratio, calculated on a trailing four-quarter basis, of not more than 4.0 to 1.0 through the end of the quarter ending December 31, 2008 and not more than 3.5 to 1.0 for each measurement period thereafter. The total leverage ratio is calculated as the ratio of consolidated indebtedness (which is net of cash) to consolidated operating profit (which excludes, among other things, certain non-cash charges, as discussed more fully in the credit facilities). At December 31, 2008, our total leverage ratio was 1.02 to 1.0 and we were in compliance with all covenants and other requirements in our credit facilities.

Cash and Cash Requirements

Our cash balance increased to $102.4 million at December 31, 2008 from $62.8 million at September 30, 2008 and $61.1 million at December 31, 2007. The increase was primarily the result of the collection of receivables on original equipment orders.

Our customers generally are contractually obligated to make progress payments under purchase contracts for machine orders and certain large parts orders. As a result, we do not anticipate significant outside financing requirements to fund production of our original equipment and do not believe that original equipment sales will have a material adverse effect on our liquidity, although the issuance of letters of credit reduces the amount available for borrowings under our revolving credit facilities. If additional borrowings are necessary during 2009, we believe we have sufficient capacity under our existing revolving credit facilities.

Capital expenditures for 2008 were $118.8 million compared with $96.9 million for 2007. Included in capital expenditures for 2008 and 2007 were $45.5 million and $42.4 million, respectively, related to our surface mining expansion program and the additional renovations of our South Milwaukee, Wisconsin facilities. We expect our capital expenditures in 2009 to be between $60.0 million and $70.0 million, which includes approximately $2.5 million to complete the expansion of our facility in Wyoming, approximately $8.0 million for the completion of phase three of our South Milwaukee, Wisconsin expansion and approximately $3.5 million for the additional renovations of our South Milwaukee, Wisconsin facilities. Capital expenditures will be evaluated as economic conditions change and will be revised as necessary. We believe cash flows from operating activities and funds available under our revolving credit facilities will be sufficient to fund our expected capital expenditures during 2009.

At December 31, 2008, there were $218.3 million of standby letters of credit outstanding under all of our bank facilities.

At December 31, 2008, our long-term liabilities consisted primarily of warranty and product liability accruals, pension and postretirement benefit accruals and deferred income taxes. For 2009, we expect to contribute $16.5 million to our pension plans and $1.4 million for the payment of benefits from our postretirement plan. Upon completion of an analysis of the funded status of our domestic pension plans, additional contributions may be made in 2009. At December 31, 2008, our unfunded pension and postretirement benefit liability was $173.0 million compared to $147.9 million at December 31, 2007. The increased liability reflects the decline in interest rates and the market value of the securities held by the plans.

Payments of warranty and product liability claims are not subject to a definitive estimate by year. We do not expect to pay any material product liability claims in 2009.

In addition to the obligations noted above, we currently anticipate estimated cash funding requirements for interest, dividends and income taxes of approximately $33 million, $7 million and $130 million to $140 million, respectively, during 2009.

During 2009, we anticipate continued positive cash flows from operations and expect our cash balances to increase throughout the year. We believe that cash flows from operations and our existing revolving credit facilities will be sufficient to fund our cash requirements in 2009. We also believe that cash flows from operations will be sufficient to repay any borrowings under our revolving credit facilities, as necessary, and all scheduled term loan payments.

Receivables

We recognize revenues on most original equipment orders using the percentage-of-completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before our customer is billed. At December 31, 2008, we had $636.5 million of accounts receivable compared to $416.6 million of accounts receivable at December 31, 2007. Receivables at December 31, 2008 and December 31, 2007 included $209.7 million and $161.6 million, respectively, of revenues from long-term contracts which were not billable at these dates. Billed receivables have increased at December 31, 2008 due to higher original equipment billings in the fourth quarter of 2008. We expect that the collection of receivables will increase in early 2009 based on scheduled payments from customers. However, poor conditions in global financial markets or global or regional recessionary economic conditions could cause us difficulty in collecting outstanding accounts receivable.

Liabilities to Customers on Uncompleted Contracts and Warranties

Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. In accordance with AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", these payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties.

Current Dividend Policy

We pay a cash dividend on our common stock in the amount of $.025 per share per quarter, subject to future authorization by our Board of Directors. Total cash dividend payments in 2008 were $7.4 million.

Contractual Obligations

Our contractual obligations at December 31, 2008 were as follows:

	Total	2009	2010-2011	2012-2013	Thereafter
	(Dollars in thousands)				
Debt	$571,046	$69,291	$12,710	$11,377	$477,668
Purchase obligations (1)	17,989	13,060	4,929	—	—
Operating leases and rental and service agreements	48,709	13,648	15,100	6,581	13,380
Expansion and renovation projects (2)	9,600	9,600	—	—	—
Interest on long-term debt (3)	137,999	28,181	51,431	49,921	8,466
Pension and postretirement obligations (4)	17,900	17,900	—	—	—
Total (5)	$803,243	$151,680	$84,170	$67,879	$499,514

(1) Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which we are liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheets as accounts payable.

(2) The third phase of our multi-phase expansion program at our South Milwaukee facility was substantially complete at December 31, 2008. We expect that the aggregate cost of phase three will be approximately $74 million. The additional renovations to our South Milwaukee facility are expected to be completed in 2010. We expect that the aggregate cost of the renovations will be approximately $45 million. We are financing the expansion and renovation programs through working capital and funds available under our existing revolving credit facility.

(3) Represents interest on our term loan. We do not expect any usage of our revolving credit facility in 2009. As a result, we have excluded our revolving credit facility from this table.

(4) Obligations for our pension plans cannot be reasonably estimated beyond 2009. In addition, upon completion of an analysis of the funded status of our domestic pension plans, additional contributions may be made in 2009. For further information on our pension and postretirement plans, see Notes K and L of the Notes to the Consolidated Financial Statements.

(5) Due to the uncertainty in predicting the timing of tax payments, if any, related to our unrecognized tax benefits, $18 million has been excluded from this table.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We evaluate these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates.

The following are the accounting policies that most frequently require us to make estimates and judgments and are critical to understanding our financial position, results of operations and cash flows:

Revenue Recognition - Revenue from long-term sales contracts, such as for the manufacture of our original equipment and certain aftermarket orders, is recognized using the percentage-of-completion method prescribed by Statement of Position No. 81-1 due to the length of time to fully manufacture and assemble our original equipment or replacement parts. We measure revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in our financial statements and most accurately measures the matching of revenues with expenses. We also have long-term maintenance and repair contracts with customers. Under these contracts, we provide all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for our personnel to operate the equipment being serviced. Parts consumed and services provided are charged to cost of products sold and sales are calculated and recorded based on the parts and services utilization. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in our consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

The complexity of the cost estimation process and all issues related to assumptions, risks and uncertainties inherent with the use of estimated costs in the percentage of completion method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including engineering design changes, estimated future material prices and customer specification changes. If we had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements. Bid and proposal costs are expensed as incurred. A 1% change in the gross margin on our original equipment in progress at December 31, 2008 would have the effect of changing our gross profit by approximately $14.2 million.

Warranty - Sales of our products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplaces that we serve. We record provisions for estimated warranty and other related costs as revenue is recognized based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience. Estimates used to determine the product warranty accruals are significantly impacted by the historical percentage of warranty claims costs to net sales. Over the last two years, this percentage has varied by approximately 0.7 percentage points compared to the warranty costs to sales percentage during 2008. Holding other assumptions constant, if this estimated percentage were to increase or decrease 0.7 percentage points, our warranty expense for 2008 would have increased or decreased by approximately $17.5 million.

Pension and Other Postretirement Benefits - In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS. 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. We adopted the provisions of SFAS 158 as of December 31, 2006 as required.

We have several defined benefit pension plans that are separately funded. We also provide certain health care benefits to employees until age 65 and life insurance benefits for certain eligible retired United States employees. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as we determine within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other postretirement benefit expenses recorded by us.

In determining net periodic cost for pension benefits and for postretirement benefits other than pensions for 2008, we used a 6.25% and 5.5% discount rate for our United States plans and non-United States plans, respectively, and an expected long-term rate of return on plan assets of 8.5% for our United States plans. The discount rate for our United States plans in 2008 was increased from 5.75% in 2007 and the expected long-term rate of return on plan assets was the same as in 2007.

In selecting an assumed discount rate, we reviewed various corporate bond yields. The 8.5% expected long-term rate of return on plan assets is based on the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns

The table below shows the effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on our pension and postretirement benefits obligations and costs:

	2008 Benefit Cost (Income) Expense		January 1, 2008 Benefit Obligation Increase (Decrease)	
	One Percentage-Point Increase	One Percentage-Point Decrease	One Percentage-Point Increase	One Percentage-Point Decrease
	(Dollars in thousands)			
United States Plans				
Pension benefits:				
Assumed discount rate	($747)	$878	($7,729)	$9,060
Expected long-term rate of return on plan assets	($810)	$810	N/A	N/A
Postretirement benefits:				
Assumed discount rate	($67)	$30	($1,301)	$1,504
Non-United States Plans				
Pension benefits:				
Assumed discount rate	($1,190)	$366	($11,969)	$14,657
Expected long-term rate of return on plan assets	N/A	N/A	N/A	N/A

Accounting for Uncertainty in Income Taxes - In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is an interpretation of SFAS No. 109, "Accounting for Income Taxes," and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes and was effective as of the beginning of our 2007 fiscal year. We adopted FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized a net charge to accumulated earnings of $0.1 million. On January 1, 2007, subsequent to the adoption of FIN 48, we had a reserve of $0.7 million for unrecognized tax benefits, $0.3 million of which would impact our effective tax rate if recognized. At December 31, 2008, we had $18.0 million of unrecognized tax benefits, $4.9 million of which would impact our effective tax rate if recognized. We estimate that the gross amount of unrecognized income tax benefits will decrease by approximately $2.6 million in the next 12 months due to the close of an open tax year; however, we cannot estimate the change in the reserve due to tax positions expected to be taken during 2009.

Impairment of Tangible and Intangible Assets - Assets subject to amortization: In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to their carrying amount. The operations are generally distinguished by the business segment and geographic region in which they operate. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is based on discounted cash flows or appraised values, depending upon the nature of the assets.

Goodwill-Assets not subject to amortization: We apply the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets," to goodwill and intangible assets with indefinite lives which are not amortized but are reviewed annually for impairment or more frequently if impairment indicators arise. Our annual goodwill impairment review date is December 31. We performed our annual goodwill impairment review as of December 31, 2008, 2007 and 2006 and noted no impairment of goodwill. In making this assessment, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. We also compared the aggregate fair value of our reporting units to our market capitalization.

The following are new accounting pronouncements that we will be adopting on January 1, 2009:

Business Combinations - In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141(R)"), which replaces SFAS 141 and provides greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction and any non-controlling interest in the acquiree at the acquisition date and be measured at the fair value as of that date. This includes the measurement of the acquirer's shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance and deferred taxes. SFAS 141(R) is effective for us as of January 1, 2009. We are currently evaluating the impact that the adoption of SFAS 141(R) will have on our financial statements.

Disclosures about Derivative Instruments and Hedging Activities - In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No.133." SFAS 161 enhances disclosures regarding derivatives and hedging activities, including how an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for us as of January 1, 2009. We are currently evaluating the impact that the adoption of SFAS 161 will have on our financial statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet financing arrangements that we believe have or are reasonably likely to have a current or future material effect on our financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is impacted by changes in interest rates and foreign currency exchange rates.

Interest Rates - Our interest rate exposure relates primarily to floating rate debt obligations in the United States. We manage borrowings under our credit agreement through the selection of LIBOR based borrowings, EURIBOR based borrowings, or prime-rate based borrowings. To manage a portion of our exposure to changes in LIBOR-based interest rates on its variable rate debt, we entered into five interest rate swap agreements that effectively fix the interest payments on $350.0 million of our outstanding borrowings under our term loan facility. As of December 31, 2008, a sensitivity analysis was performed for our floating rate debt obligations. Based on this sensitivity analysis, we have determined that a 10% change in the weighted average interest rate as of December 31, 2008 would have the effect of changing our interest expense on an annual basis by approximately $1.0 million.

Foreign Currency – We sell most of our surface mining original equipment, including those sold directly to foreign customers, in United States dollars, and we sell most of our underground mining original equipment in either United States dollars or euros. We sell most of our underground mining aftermarket parts in either United States dollars or euros, also with limited aftermarket parts sales denominated in the local currencies of various foreign markets. We sell most of our surface mining aftermarket parts in United States dollars, with limited aftermarket parts sales denominated, in the local currencies of Australia, Brazil, Canada, South Africa and the United Kingdom. Both surface mining and underground mining aftermarket services are paid primarily in local currency, with a natural partial currency hedge through payment for local labor in local currency. The value, in United States dollars, of our investments in our foreign subsidiaries and of dividends paid to us by those subsidiaries will be affected by changes in exchange rates. We enter into currency hedges to help mitigate currency exchange risks.

Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to timely convert sales earned abroad into United States dollars, which could adversely affect our ability to service our United States dollar indebtedness, fund our United States dollar costs and finance capital expenditures and pay dividends on our common stock.

Based on our derivative instruments outstanding at December 31, 2008, a 10% change in foreign currency exchange rates would not have a material effect on our financial position, results of operations or cash flows.

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INVESTOR INFORMATION

ANNUAL MEETING

Thursday, April 23, 2009 at 10 a.m. CDT
Heritage Building on the campus of Bucyrus International, Inc.
1100 Milwaukee Avenue
South Milwaukee, Wisconsin USA 53172

Bucyrus International, Inc. shares of common stock are traded on the NASDAQ Stock Market under the symbol BUCY. As of February 24, 2009, there were 27 stockholders of record.

BUCY
NASDAQ
LISTED

A copy of the Bucyrus International, Inc. 2008 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no charge on our web site, www.bucyrus.com, or by contacting our investor relations contact.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, Wisconsin USA 53202

TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota USA 55075

INVESTOR RELATIONS CONTACT

Kent B. Henschen
Director, Corporate Communications
1100 Milwaukee Avenue
South Milwaukee, Wisconsin USA 53172
T: 414.768.4626 F: 414.768.5211
khenschen@bucyrus.com



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